Exhibit 99.2

SADIA S.A.

CONSOLIDATED FINANCIAL STATEMENTS
U.S. GAAP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Sadia S.A.

        We have audited the accompanying consolidated balance sheets of Sadia S.A. (the Company) and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sadia S.A. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sadia S.A's and subsidiaries internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 29, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

São Paulo, Brazil
June 29, 2009

SADIA S.A.

CONSOLIDATED BALANCE SHEETS

December 31, 2008 and 2007

(In thousands of Reais—R$, except share amounts)

	2008	2007
Assets
Current assets:
Cash and cash equivalents	397,512	1,012,988
Receivable from counterparties	1,766,486	87,906
Marketable securities	1,345,330	1,262,251
Foreign currency futures and interest rate swap contracts	813,319	185,846
Accounts and notes receivable, net	1,085,629	834,349
Inventories	1,810,175	1,143,976
Recoverable taxes	441,818	325,868
Deferred income taxes	107,525	23,553
Other current assets	139,100	160,585

Total current assets	7,906,894	5,037,322
Property, plant and equipment, net	4,186,181	2,897,408
Other assets:
Equity investees	12,898	—
Marketable securities	270,332	500,516
Judicial deposits	75,267	68,696
Recoverable taxes	352,168	165,225
Deferred income taxes	430,208	—
Prepaid pension plan	729,348	603,128
Other intangible assets	32,983	35,744
Goodwill	91,306	50,563
Advances to suppliers	61,693	61,753
Other	132,473	37,532

Total other assets	2,188,676	1,523,157

Total assets	14,281,751	9,457,887

Liabilities and Shareholders' equity
Current liabilities:
Short-term debt	3,037,782	1,102,567
Current portion of long-term debt	1,421,771	225,523
Foreign currency futures and interest rate swap contracts	2,777,054	105,445
Suppliers	918,687	593,951
Salaries and social charges payable and accrued vacation	154,587	132,500
Taxes payable	57,661	65,859
Dividends payable	3,901	135,666
Accrued employee bonus	9,866	82,346
Accrued marketing	31,726	30,872
Accrued freight	43,379	23,512
Other	364,039	155,044

Total current liabilities	8,820,453	2,653,285
Long-term liabilities
Long-term debt	4,384,745	2,688,115
Accrual for legal proceedings and labor claims	66,601	73,726
Income and social contribution taxes payables	22,574	19,760
Deferred income taxes	—	306,708
Accrued employee benefit liability	66,789	57,234
Stock options	8,067	14,763
Other	111,969	76,733

Total long-term liabilities	4,660,745	3,237,039
Minority interest	53,955	34,599
Shareholders' equity:
Preferred shares, no par value, 426,000,000 shares authorized and issued in 2008 and 2007	1,250,774	1,250,774
Common shares, no par value, 257,000,000 shares authorized and issued in 2008 and 2007	749,226	749,226
Additional paid-in capital	—	1,650
Preferred shares in treasury, at cost	(97,064)	(84,118)
Appropriated retained earnings	—	980,828
Unappropriated accumulated (loss) earnings	(1,472,776)	136,682
Accumulated other comprehensive income	316,438	497,922

Total shareholders' equity	746,598	3,532,964

Total liabilities and shareholders' equity	14,281,751	9,457,887

See notes to the Consolidated Financial Statements.

SADIA S.A

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, except numbers of shares and per share amounts)

	2008	2007	2006
Gross operating revenue	12,191,896	9,955,908	7,894,054
Value-added tax on sales	(1,308,977)	(1,092,149)	(939,670)
Sales deductions	(154,277)	(109,683)	(124,084)

Net operating revenue	10,728,642	8,754,076	6,830,300
Cost of goods sold	(8,060,399)	(6,325,458)	(5,212,566)

Gross profit	2,668,243	2,428,618	1,617,734
Operating expenses:
Selling	(1,700,119)	(1,477,698)	(1,303,040)
General and administrative	(186,014)	(99,669)	(96,485)
Other operating income, net	4,229	17,991	84,014

Total operating expenses	(1,881,904)	(1,559,376)	(1,315,511)

Operating income	786,339	869,242	302,223
Interest expense and other	(1,049,578)	(338,256)	(310,569)
Interest income and other	188,763	412,642	240,012
Foreign currency exchange gain (loss), net	(3,146,990)	28,911	157,050

Income (loss) before income tax, equity in income of investees and minority interest	(3,221,466)	972,539	388,716
Income tax benefit (expense)
Current	(26,475)	(76,581)	(10,967)
Deferred	728,291	(54,997)	(18,117)

Total income tax benefit (expense)	701,816	(131,578)	(29,084)

Income before equity in income (loss) of investees and minority interest	(2,519,650)	840,961	359,632
Equity in income (loss) of investees	(2,927)	—	(178)
Minority interest	10,258	1,016	1,106

Net income (loss)	(2,512,319)	841,977	360,560

Basic earnings per thousand shares in R$:
Preferred	(2,984.55)	1,247.54	531.18
Common	(4,964.43)	1,247.54	531.18
Weighted average number of shares outstanding:
Preferred	418,195,712	417,908,212	421,785,712
Common	254,650,000	257,000,000	257,000,000
Diluted earning per thousand shares in R$:
Preferred	(2,984.55)	1,239.11	529.79
Common	(4,964.43)	1,239.11	529.79
Weighted average shares and diluted potential number of shares:
Preferred	418,195,712	422,501,871	423,568,114
Common	254,650,000	257,000,000	257,000,000

See notes to the Consolidated Financial Statements.

SADIA S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$)

	2008	2007	2006
Preferred shares
At the beginning of the year (426,000,000 shares)	1,250,774	938,914	938,914
Capital increase without issue of shares	—	311,860	—

At the end of the year (426,000,000 shares)	1,250,774	1,250,774	938,914

Common shares
At the beginning of the year (257,000,000 shares)	749,226	561,086	561,086
Capital increase without issue of shares	—	188,140	—

At the end of the year (257,000,000 shares)	749,226	749,226	561,086

Treasury shares
At the beginning of the year (10,259,288 shares in 2008)	(84,118)	(33,341)	(10,377)
Purchase of shares (4,700,000 shares in 2008)	(52,805)	(51,240)	(23,427)
Sales of shares (4,910,000 shares in 2008)	39,859	463	463

At the end of the year (10,049,288 shares in 2008)	(97,064)	(84,118)	(33,341)

Additional paid-in capital
At the beginning of the year	1,650	289	—
Used to increase capital	—	(5)	—
Used to compensate accumulated loss	(19,671)	—	—
Exercise of stock option plan	18,021	1,366	289

At the end of the year	—	1,650	289

Retained earnings
Appropriated retained earnings
At the beginning of the year	980,828	999,430	738,417
Used to increase capital	—	(499,995)	—
Used to compensate accumulated loss	(980.828)	—	—
Transfer from unappropriated retained earnings	—	481,393	261,013

At the end of the year	—	980,828	999,430

Unappropriated accumulated (loss) earnings
At the beginning of the year	136,682	(17,318)	2,055
Net income (loss)	(2,512,319)	841,977	360,560
Transfer to appropriated retained earnings	—	(481,393)	(261,013)
Transfer from appropriated retained earnings and additional paid-in-capital	1,000,499	—	—
Dividends/interest on capital
Preferred	(61,032)	(127,665)	(73,781)
Common	(36,606)	(78,919)	(45,139)

At the end of the year	(1,472,776)	136,682	(17,318)

Accumulated other comprehensive income (loss)
At the beginning of the year	497,922	143,583	(1,978)
Adjustment to unrealized gain (loss) on available-for sale securities.	(278,540)	334,491	12,221
Cumulative translation adjustment	(11,718)	—	—
SFAS 158 transition amount	—	—	202,028
Postretirement benefit reserves adjustments	21,319	208,682	—
Income tax benefit (expense)	87,455	(188,834)	(68,688)

At the end of the year	316,438	497,922	143,583

Total shareholders' equity	746,598	3,532,964	2,592,643

Comprehensive income:
Net income (loss)	(2,512,319)	841,977	360,560
Unrealized gain (loss) on available-for-sale securities, net of taxes R$94,704 in 2008, (R$117,882) in 2007 and zero in 2006	(183,836)	216,609	12,221
Postretirement benefit reserves adjustment, net of tax (R$7,249) in 2008 and (R$70,952) in 2007	14,070	137,730	—
Cumulative translation adjustment	(11,718)	—	—

Comprehensive income	(2,693,803)	1,196,316	372,781

See notes to the Consolidated Financial Statements.

SADIA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$)

	2008	2007	2006
Cash flows from operating activities:
Net income	(2,512,319)	841,977	360,560
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	21,159	33,635	(852)
Foreign currency exchange losses (gains), net	3,146,990	(28,911)	(157,050)
Equity income or loss of investees	(2,927)	—	178
Depreciation and amortization	401,080	246,980	205,384
Deferred income tax expense (benefit)	(728,291)	54,997	18,117
Pension plan	(104,901)	(96,508)	(128,302)
Provision for (reversal of) contingencies	(9,317)	12,179	4,007
Loss (gain) from sale of property, plant and equipment	44,127	(19,703)	(2,225)
Changes in operating assets and liabilities:
Accounts and notes receivable	(243,878)	97,364	(202,912)
Inventories	(660,771)	(75,088)	(83,091)
Recoverable taxes and other assets	(363,889)	(6,598)	(108,653)
Judicial deposits	(6,444)	9,461	239
Goodwill	7,281	17,689	4,062
Suppliers	317,601	83,972	7,900
Accrued interest, net	890,120	(142,070)	(20,077)
Social charges, taxes payable, other liabilities	177,890	74,035	97,450

Net cash provided by operating activities	373,511	1,085,722	(9,327)

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	5,468	3,636	14,967
Purchase of property, plant and equipment	(1,714,204)	(950,052)	(969,602)
Acquisitions, net of cash acquired	(60,286)	(51,238)	—
Investment in equity investees	(9,958)	—	—
Held for trading investments:
Purchases	(2,719,632)	—	—
Maturities and sales	2,206,123	—	—
Available-for-sale debt securities:
Purchases	1,750,680	(2,528,376)	(2,397,950)
Maturities and sales	1,704,693	2,699,282	2,508,267

Net cash used in investing activities	2,338,476	(826,748)	(844,318)

Cash flows from financing activities:
Short-term debt
Issuances	2,689,059	1,103,128	1,237,242
Repayments	(1,212,019)	(1,214,872)	(795,593)
Long-term debt
Issuances	2,238,100	1,494,855	1,397,295
Repayments	(202,368)	(1,098,843)	(833,089)
Dividends/interest on capital paid	(202,054)	(106,756)	(169,871)
Sale of treasury shares	39,859	480	463
Foreign currency futures and interest swap outflows	(490,950)	(11,127)	83,646
Receivable from counterparties	1,457,333	(87,906)	—
Acquisitions of treasury stock	(52,805)	(51,240)	(23,427)

Net cash provided by financing activities	1,349,489	27,719	896,666

Net change in cash and cash equivalents	(615,476)	286,693	43,021
Cash and cash equivalents at beginning of year	1,012,988	726,295	683,274

Cash and cash equivalents at end of year	397,512	1,012,988	726,295

See notes to Consolidated Financial Statements.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

1. Operations

        Sadia S.A. ("Sadia" or "The Company") main business activities are organized into four operational segments: processed products, poultry (chickens and turkeys), pork and beef. The large production chain permits its products to be commercialized in Brazil and abroad by retailers, small groceries and food service chains.

        The Company distributes its products through a large number of sales points in the local market and exports to countries in Europe, the Middle East, Eurasia, Asia and the Americas. The Company has 18 industrial units of its own, 4 leased units and 16 distribution centers located in 14 Brazilian states.

        The industrially processed products segment has been the principal focus of the Company's investments in recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, crumbed products, a diet line and pre-sliced ready-packed products and desserts.

        The exchange rate of the Brazilian real ("R$") to the U.S. dollar was R$2.1380=US$1.00 at December 31, 2006, R$1.7713=US$1.00 at December 31, 2007 and R$2.3370=US$1.00 at December 31, 2008.

2. Presentation of the Consolidated Financial Statements

        a)    Basis of presentation

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"), which differ in certain respects from accounting practices adopted in Brazil ("Brazilian GAAP"), which the Company uses to prepare its statutory consolidated financial statements as filed with the Brazilian Securities Commission—CVM ("Comissão de Valores Mobiliários").

        Certain prior year amounts have been reclassified to conform to current year presentation standards. These reclassifications are not significant to the consolidated financial statements and had no impact on the Company's net income.

        b)    Consolidation procedures

        The consolidated financial statements include the accounts of Sadia and its controlled subsidiaries (ownership interest greater than 50%). The portion of equity and net income attributable to shareholders other than Sadia is reflected as minority interest in the consolidated financial statements. Investments in entities in which the Company does not control but has significant influence over, are accounted for on the equity method. All significant intercompany accounts and transactions are eliminated in consolidation.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

2. Presentation of the Consolidated Financial Statements (Continued)

        The following subsidiaries and equity method investee were included in the consolidated financial statements for the years ending December 31:

	Ownership %
	2008	2007
Sadia International Ltd.	100.00%	100.00%
Sadia Uruguay S.A.	100.00%	100.00%
Sadia Chile S.A.	60.00%	60.00%
Sadia Alimentos S.A.	95.00%	95.00%
Concórdia Foods Ltd.	100.00%	100.00%
Sadia UK. Ltd.	100.00%	100.00%
Big Foods Indústria de Produtos Alimentícios	100.00%	100.00%
Baumhardt Comércio e Participações Ltda.(a)	73.94%	—
Excelsior Alimentos S.A.	25.10%	—
Excelsior Alimentos S.A.(b)	45.62%	—
Sadia Industrial Ltda.	100.00%	100.00%
Rezende Marketing e Comunicações Ltda.	0.09%	0.09%
Rezende Marketing e Comunicações Ltda.	99.91%	99.91%
Sadia Overseas Ltd.(c)	100.00%	100.00%
Concórdia Holding Financeira S.A.	100.00%	100.00%
Concórdia S.A. C.V.M.C.C.	99.99%	99.99%
Concórdia Banco S.A.(c)	100.00%	—
Sadia G.m.b.H.	100.00%	100.00%
Wellax Food Logistics C. P. A. S. U. Lda.	100.00%	100.00%
Sadia Foods G.m.b.H.	100.00%	100.00%
Qualy B. V.	100.00%	100.00%
Sadia Panamá S.A	100.00%	100.00%
Sadia Japan Ltd.	100.00%	100.00%
Investeast Ltd.	60.00%	60.00%
Concórdia Ltd	100.00%	100.00%
K&S Alimentos S.A.—Non consolidated investment(d)	49.00%	—

(a)
Acquired controlling on June 26, 2008

(b)
Capital increase through acquisition of shares on the market purchased in the third quarter of 2008

(c)
Incorporation made on September 1, 2008

(d)
Incorporation made in July 2008 with contribution made in August 2008

        On August 1, 2008, the Company paid in capital in the company K&S Alimentos S.A. in the amount of R$13,555, representing a 49% interest in the capital of this invested company. K&S Alimentos S.A. is going to carry out manufacturing, sales and distribution activities for cheeses,

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

2. Presentation of the Consolidated Financial Statements (Continued)

including the products currently sold by KFB under the Philadelphia brand, as well as cheeses and cheese pâtés sold under the Sadia brand.

        c)    History of acquisitions

  Fiscal 2008 acquisitions

        On February 14, 2008 Sadia acquired all capital stock of Avícola Industrial Buriti Alegre Ltda. ("Goiaves") for R$53,796 in cash, (net of cash acquired of R$70). The operations of Goiaves (comprises a chicken abattoir) are included in the consolidated financial statements from the date of acquisition.

        The valuation of assets and liabilities was determined and the purchase price was allocated as follows:

Assets:
Accounts receivable	2,351
Inventory	3,432
Recoverable taxes	794
Other current assets	154
Property, plant and equipment	20,494
Amortizable intangible assets	6,295
Other non-current assets	12
Liabilities:
Short-term and long-term debt	(11,304)
Accounts payable and accrued liabilities	(5,378)
Deferred income tax liability	(2,140)

Net assets	14,710
Purchase price, net of cash acquired	(53,796)

Total Goodwill	39,086

        On September 29, 2008, the board of directors' approved in a special general meeting the merger of the wholly owned subsidiary Goiaves.

        On June 26, 2008, the Company acquired 73.94% of the quotas representing the capital of Baumhardt Comércio e Participações Ltda. ("Baumhardt") for the amount of R$5,425 and during this year it acquired 12.02% of the shares representing the capital of Excelsior Alimentos S.A. (18.48% of the voting capital) for the amount R$1,596. Baumhardt holds 80.10% of the common shares and 43.67% of the capital of Excelsior Alimentos S.A., which added to the direct interest, makes the Company a holder of 77.72% of the voting capital and 45.62% of the total capital of Excelsior Alimentos S.A. The total purchase price, net of cash acquired amounted to R$6,490 which generated a goodwill in the amount of R$8,938 was paid on the acquisition. Excelsior's industrial unit is located in Santa Cruz do Sul, in the State of Rio Grande do Sul, and consists of a factory for industrially processed products and its own freezing works.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

2. Presentation of the Consolidated Financial Statements (Continued)

        In September 2008 the capital increase in Excelsior Alimentos S.A. through subscription of shares was approved and with this subscription the Company now holds a 64.18% interest in the capital of Excelsior Alimentos S.A., and 87.20% of the voting capital.

  Fiscal 2007 acquisitions

        On December 3, 2007 Sadia acquired all capital stock of Big Foods Indústria de Produtos Alimentícios Ltda. (primarily a producer and distributor of processed products) for R$53,500 in cash, (net of cash acquired of R$2,262). The operations of Big Foods Indústria de Produtos Alimentícios Ltda. are included in the consolidated financial statements from the date of acquisition.

        The valuation of assets and liabilities was determined and the purchase price was allocated as follows:

Assets:
Accounts receivable	10,669
Inventory	3,856
Recoverable taxes	811
Other current assets	506
Property, plant and equipment	23,289
Amortizable intangible assets	14,428
Other non-current assets	302
Liabilities:
Short-term and long-term debt	(3,464)
Accounts payable and accrued liabilities	(15,381)
Deferred income taxes liability	(7,353)

Net assets	27,662
Purchase price, net of cash acquired	(51,238)

Total Goodwill	23,576

        d)    Pro forma results

        The following unaudited pro forma financial information presents the combined results of operations of the Company, Big Foods, Goiaves and Baumhardt as if the acquisitions had occurred at January 1, 2007. The pro forma results for 2008 and 2007 combine the historical results of the Company with the historical results of Big Foods for 2007 and Goiaves and Baumhardt for 2007 and 2008.

        The unaudited pro forma financial information is not intended to represent or be indicative of the Company's consolidated results of operations or financial condition that would have been reported had the acquisitions been completed as of the beginning of the periods presented and should not be taken

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

2. Presentation of the Consolidated Financial Statements (Continued)

as indicative of the Company's future consolidated results of operations or financial condition. Pro forma adjustments are tax-effected at the Company's statutory tax rate.

	Unaudited 2008	Unaudited 2007
Net operating revenue	10,752,452	8,882,994
Net income (loss)	(2,514,394)	826,700
Basic earnings (loss) per thousand shares in R$:
Preferred	(2,984.55)	1,228.66
Common	(4,964.43)	1,228.66

3. Significant Accounting Policies

        a)    Use of estimates

        The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that directly affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include the valuation of marketable securities, recoverability and useful lives of property, plant and equipment, valuation allowances for receivables, recoverability of deferred income tax assets, provisions for contingencies, and determination of the fair value of derivatives and financial instruments and stock option valuation. Actual results could differ from those estimates. The current economic environment has increased level of uncertainty inherent in those estimates and assumptions.

        b)    Cash and cash equivalents

        Cash equivalents are highly liquid investments with maturities of 90 days or less when purchased. For purposes of the consolidated statements of cash flow, the Company considers all highly liquid debt instruments with original maturities of 90 days or less to be cash equivalents.

        c)    Marketable securities

        Marketable securities have been classified by the Company as available for sale or trading based upon intended strategies with respect to such securities. Trading securities are market-to-market through current period earnings, available-for-sale securities are market-to-market with unrealized gains (losses) reported through other comprehensive income.

        A decline in the market value of any available-for-sale below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

3. Significant Accounting Policies (Continued)

        d)    Accounts and notes receivable

        Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

        e)    Inventories

        Processed products, livestock (excluding breeders), work-in-progress, raw materials and supplies and other are valued at the lower of cost (average method) or market. Cost for finished goods and work-in-progress includes purchased raw materials, labor and manufacturing and production overhead, which are related to the purchase and production of inventories. Normal losses in hog stock and poultry are inventoried and abnormal losses in stock are expensed immediately as cost of goods sold.

        f)    Property, plant and equipment

        Property, plant and equipment are recorded at cost of acquisition, formation or construction, including the interest incurred on financing, during the period of construction, modernization and expansion of the industrial units. Expenditures that materially extend the useful lives of existing facilities and equipment are capitalized. Depreciation is calculated using the straight-line method at rates that consider the estimated useful lives of the assets and Company's work shifts. Accordingly, the depreciation rates used are 25 years for buildings, 5 to 10 years for machinery and equipment, 10 years for installations and 4 years for vehicles. Depletion of forestry resources is calculated based on the extraction of timber and the average costs of the forests.

        Breeding stock is recorded at the cost of formation which includes the appropriation of costs of the breeding hens, animal feed, medication and labor. These costs are accumulated for approximately six months until the breeding stock initiates the breeding cycle. From then on, the costs of the breeding stock begin to be amortized by the estimated number of offspring for the poultry and straight line methods for hogs. The Company periodically reviews the estimated number of offspring to be produced by the batch and revises its estimate accordingly. The amortization is allocated to poultry and hog production costs. The productive cycle ranges from fifteen to thirty months.

        g)    Accounting for the Impairment of Long-Lived Assets

        The Company reviews its property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which the Company is able to attribute identifiable future cash flows. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. These reviews to date have not indicated the need to recognize any impairment losses.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

3. Significant Accounting Policies (Continued)

        h)    Goodwill and Other Intangible Assets

        The Company accounts for business combinations and goodwill according to SFAS No.141, "Business Combinations," and SFAS No.142, "Goodwill and Other Intangible Assets." SFAS No.141 requires that the purchase method of accounting be used for all business combinations and that certain acquired intangible assets be recognized as assets apart from goodwill. SFAS No.142 provides that goodwill should not be amortized but instead should be tested for impairment at least annually at the reporting unit level. The Company's annual impairment test is performed each year as of December 31. The results of this test indicated that goodwill was not impaired.

        Other intangible assets consist of brand and client portfolio and amortization is on the straight-line basis over the lives of the intangibles, which ranges from 5 to 10 years.

        i)    Environmental matters

        Our production facilities and our forestry activities are subject to Government environmental regulations. We attempt to reduce the risks associated with environmental matters through operating procedures and controls and investments in pollution control equipment and systems. We do not believe that any provision for losses related to environmental matters is currently required, based on existing Brazilian laws and regulations.

        j)    Employee's post retirement benefit

        The Company sponsors a contributory defined benefit pension plan, which is accounted for by the Company in accordance with SFAS 87—Employer's Accounting for Pension (SFAS 87)—"employers Accounting for Defined Benefit Pension and Other Post Retirement Plans—an amendment of FASB Statements No 87, 88, 106 and 132(R)" ("SFAS 158") Disclosures related to the plan are in accordance with FASB Statement No 132 R "Employers Disclosure about Pension and Other Post Retirement Benefits" ("SFAS 132R").

        In addition, the Company provides others benefits. The cost of such benefits is recognized in accordance with SFAS 106—Postretirement Benefits Other than Pension (SFAS 106) and "SFAS 158". The Company also contributes to the Brazilian pension and such contributions are expensed as incurred.

        k)    Interest attributed to shareholders' equity

        Brazilian corporations are permitted to attribute interest on shareholders' equity, which is deductible for statutory income tax purposes. The Company elected to pay such interest to its shareholders on December 31, 2008, 2007 and 2006 and accrued the amount due with a direct charge to shareholders' equity in a manner similar to a dividend. The distribution to the shareholders is subject to withholding income tax at the rate of 15%, and the amount of interest on shareholders' equity attributable to dividends must be net of such withholding income tax.

        l)    Revenues and expenses

        The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

3. Significant Accounting Policies (Continued)

arrangement exists and the sales price is fixed or determinable. In addition, the Company offers sales and incentives and discounts through various programs to customers, which are accounted for as a reduction of revenue in Sales deductions. Sales incentives include volume-based incentive programs and payments to customers for performing marketing activities on our behalf.

        Shipping and handling costs are classified as selling expenses and totaled R$642,308, R$555,478 and R$502,409 for the years ended December 31, 2008, 2007 and 2006, respectively.

        Research and development costs are charged to expense as incurred and totaled R$7,318, R$11,127 and R$12,389 for the years ended December 31, 2008, 2007 and 2006, respectively.

        The cost of advertising is expensed as incurred. The Company incurred advertising expenses of R$188,346, R$184,478 and R$157,449 during the years ended December 31, 2008, 2007 and 2006, respectively.

        m)    Foreign currency transactions

        The functional currency of Sadia and most of its subsidiaries in Brazil and abroad is the Brazilian Real. The functional currency of Concordia Ltd. is the Russian Ruble.

        Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated monetary assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the statements of income as they occur.

        n)    Deferred income taxes

        Deferred income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases and for operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences, operating loss and tax credit carryforwards are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date.

        o)    Earnings per share

        The Company computes basic and diluted earnings per multiples of one thousand of its preferred and common outstanding shares to conform to the basis for quoting and trading on the São Paulo stock exchange. Basic earnings per one thousand preferred and common shares is calculated by dividing net income (loss) deemed available for each class of shares by the sum of the weighted average number of preferred and common shares outstanding during the period. The computation has been made as if such net income (loss) for each year would be fully distributed (absorbed). Earnings may be used to increase capital or otherwise appropriated; consequently such earnings would no longer be available as dividends. Diluted earnings per one thousand preferred and common shares is computed by dividing net income (loss) deemed available for each class of shares by the sum of the weighted average number

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

3. Significant Accounting Policies (Continued)

of common and preferred shares outstanding adjusted for the dilutive effect derived from the stock option plan. For December 31, 2008, the share based awards were excluded from the calculation, since it would be anti-dilutive.

        Sadia applied Emerging Issues Task Force ("EITF") 03-06—Participating Securities and the Two-Class Method under FAS Statement No. 128—Earnings per Share (Issue 4) which states that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on its contractual terms, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share in the losses of the issuing entity on a basis that was objectively determinable.

        The terms of Sadia's preferred shares put its holders in essentially the same economic position as the holders of common shares, except with respect to the liquidation preference attributable to the preferred shares, in periods of net losses when these losses negatively affect the earnings that otherwise would have been attributable to the preferred shares. Thus, net losses per share in such periods have been allocated equally between common and preferred shares to the point where total shareholders' equity is reduced to the liquidation preference amount and thereafter any remaining losses are allocated fully to common shares, under the two-class method as prescribed by SFAS 128.

        p)    Accounting for Derivative Instruments and Hedging Activities

        In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," the Company records all foreign currency derivatives in the balance sheet as either assets or liabilities measured at fair value. Adjustments to fair value for foreign currency derivatives are included in foreign currency exchange gain (loss) and gross operating revenue, net on the statement of income. Adjustments to the fair value of non-fixed grain purchase derivatives are included in interest income and other, net on the statement of income. The Company has not designated any derivative as held for hedging purposes for any periods presented. The Company classifies its derivative contracts as either operating or finance at inception, according to their specific objective. Consistently with its classification in the statements of operations, for the cash flow statement derivatives deemed operating are classified under operating activities and derivatives deemed to be associated with financial assets or liabilities are classified within financing activities.

        q)    Share based compensation

        Effective January 31, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No.123(R) (revised 2004), "Share-Based Payments", or SFAS 123(R), recognizing expense related to the fair value of its share-based compensation awards. Shared based compensation expense for all share-based compensation awards granted is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R) where the compensation expense is recognized on a straight-line basis over the requisite service period of the award.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

3. Significant Accounting Policies (Continued)

        r)    Recently Issued Accounting Standards

        In April 2009, the FASB issued three related FSPs to clarify the application of FASB Statement No. 157 to fair-value measurements in the current economic environment, modify the recognition of other-than-temporary impairments of debt securities, and require companies to disclose the fair values of financial instruments in interim periods. The final Staff Positions are effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009, if all three Staff Positions or both the fair-value measurements and other-than-temporary impairment Staff Positions are adopted simultaneously. These are FSP No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions That Are Not Orderly", FSP No. 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" and FSP No. 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments."

        FASB Staff Position No. FAS 157-4 provides guidance on how to determine the fair value of assets and liabilities under FASB Statement No.157 in the current economic environment and re-emphasizes that the objective of a fair-value measurement remains an exit price. It does not change the requirements on the use of Level 1 inputs, which are defined in that Statement as quoted prices for an identical asset or liability in an active market. It provides guidance to determine whether there has been a significant decrease in the volume and level of activity of the market when compared with "normal" market activity, the objective of which is to determine the point within the range of fair value estimates that is most representative of fair value under current market conditions. FSP No. FAS 115-2 provides guidance to companies which must consider whether information indicates that an observed transaction was not orderly. They may not assume that all transactions are not orderly even if there has been a significant decrease in the volume and level of activity for the asset or liability. Disclosures required include inputs and valuation techniques used and discussion of changes in valuation techniques and related inputs, if any, that have occurred during annual or interim periods as well as more disaggregated information about debt and equity securities (e.g. by major security types) in annual and interim periods.

        FASB Staff Position FAS No. 115-2 and FAS 124-2 modifies the requirements for recognizing other-than-temporarily impaired debt securities and significantly changes the existing impairment model for such securities. It also modifies the presentation of other-than-temporary impairment losses and increases the frequency of and expands already required disclosures about other-than-temporary impairment for debt and equity securities. The requirements on recognition apply to debt securities that are classified as available for-sale and held-to-maturity that are subject to existing other-than-temporary impairment guidance. Equity securities are not subject to the Staff Position's requirements on recognition. However, the new presentation and disclosure requirements apply to both debt and equity securities within the scope of FASB Statement No.115 and FASB Staff Positions FAS 115-1 and FAS 124-1.

        FASB Staff Position FAS 107-1 and APB 28-1 requires public companies to disclose the fair value of financial instruments within the scope of FASB Statement 107 in interim financial statements, adding to the current annual disclosure requirements, except with respect to concentration of credit risks of all

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

3. Significant Accounting Policies (Continued)

financial instruments. It also add a requirement for discussion of changes, if any, in the method used and significant assumption made during the period.

        The Company is in the process of evaluating the impact, if any, of applying these provisions on its disclosures.

        In December 2008, the FASB issued (FSP) No.132(R)-1, which amends SFAS 132(R) to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP requires disclosures about: (a) Investment Policies and Strategies; (b) Categories of Plan Assets; (c) Fair Value Measurements of Plan Assets and (d) Significant Concentrations of Risk. This FSP is effective for annual statements beginning with 2009; the Company's consolidated financial statements will be impacted only by additional disclosures.

        In November 2008, the FASB reached a consensus on Emerging Issues Task Force Issue No.08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"), which was issued to clarify how the application of equity method accounting will be affected by SFAS No.141(R) and SFAS 160. EITF 08-6, among other requirements, determines that an equity method investor shall account for a share issuance by an investee as if the investor had sold a proportionate share of its investment. Any gain or loss to the investor resulting from an investee's share issuance shall be recognized in earnings. This issue is effective January 1, 2009, and will be applied prospectively. The Company does not expect any significant impact to its consolidated financial statements.

        In March 2008, the FASB issued FASB Statement No.161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No.133". FASB Statement No.161 amends and expands the disclosure requirements of FASB Statement No.133, "Accounting for Derivative Instruments and Hedging Activities". The objective of FASB Statement No.161 is to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No.133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. FASB Statement No.161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. FASB Statement No.161 applies to all derivative financial instruments, including bifurcated derivative instruments (and non derivative instruments that are designed and qualify as hedging instruments pursuant to paragraphs 37 and 42 of FASB Statement No.133) and related hedged items accounted for under FASB Statement No.133 and its related interpretations. FASB Statement No.161 also amends certain provisions of FASB Statement No.131. FASB Statement No.161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. FASB Statement No.161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company does not currently anticipate that the adoption of FASB Statement No.161 will have any significant impact on its financial statement presentation or disclosures.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

3. Significant Accounting Policies (Continued)

        In February 2008, the FASB issued FSP 157-2, which delays the company's January 1, 2008, effective date of FAS 157 for all non financial assets and non financial liabilities, except those recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until January 1, 2009. The Company does not expect any significant impact to its consolidated financial statements.

        In December 2007, the FASB issued FASB Statement No.141(R), Business Combinations, and FASB Statement No.160, Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No.51. Statements 141(R) and 160 require most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at "full fair value" and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141(R) will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. All of the Company's subsidiaries are wholly owned, so the adoption of Statement 160 is not expected to impact its financial position and results of operations. The Company is currently evaluating the impact of adopting Statement 141(R) on its financial position and results of operations.

        In May 2009 the FASB issued SFAS No. 165, "Subsequent Events", which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 becomes effective to interim or annual financial periods ending after June 15, 2009. We do not expect any material impact from adoption of SFAS 165 on our consolidated financial position or results of operations since we already evaluate events or transactions that may affect recognition or disclosure in the financial statements.

        In June 2009, the FASB issued SFAS No. 166, "Accounting for Transfers of Financial Assets—an amendment of Statement No. 140", which improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. We are currently evaluating the impact of adoption of SFAS 166 on our consolidated financial position or results of operations.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

3. Significant Accounting Policies (Continued)

        In June 2009, the FASB issued SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)", which improves financial reporting by enterprises involved with variable interest entities. The Board developed this pronouncement to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities", as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, "Accounting for Transfers of Financial Assets", and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise's involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We are currently evaluating the impact of adoption of SFAS 167 on our consolidated financial position or results of operations.

        s)    Recently Adopted Accounting Standards

        Effective January 1, 2008, the Company adopted the SFAS 157, which was amended in February 2008 by FASB Staff Position (FSP) SFAS No. 157-1, Application of SFAS 157 to SFAS 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions, and by FSP SFAS 157-2, Effective Date of SFAS 157, which delayed the company's application of SFAS 157 for nonrecurring nonfinancial assets and liabilities until January 1, 2009. SFAS 157 was further amended in October 2008 by FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active", which clarifies the application of SFAS 157 to assets participating in inactive markets.

        SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements, however does not require any new fair value measurements but would apply to assets and liabilities that are required to be recorded at fair value under other accounting standards.

        The implementation of SFAS 157 did not have material impact on the Company's consolidated financial statements other than additional disclosures that have been incorporated into Note 21 of these financial statements.

        In February 2007, the FASB issued SFAS 159, which permits the measurement of certain financial instruments at fair value. Entities may choose to measure eligible items at fair value at specified election dates, reporting unrealized gains and losses on such items at each subsequent reporting period. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption did not impact our financial statements.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

4. Cash and Cash Equivalents

	2008	2007
Local currency
Cash and bank accounts	56,074	196,920
Investment funds of variable earnings	35,790	420,239
Others	—	3,051

	91,864	620,210
Foreign currency
Cash and bank accounts	115,394	123,108
Interest-bearing current account	190,254	269,670

	305,648	392,778

	397,512	1,012,988

5. Receivable from counterparties

        Receivable from counterparties refers to margin deposits of operations with derivative contracts and they are not available for purposes other than the settlement of these contracts (see note 21). These deposited margins are made when our credit threshold with each counterparty are exceeded. Some of our derivative contracts have clauses that reduce the threshold credit amounts after certain pre-defined downgrades by credit agencies. The deposited margin bears interest of 0.22% p.a.

6. Marketable Securities

        The following is a summary of marketable securities at December 31, 2008 and 2007:

	Carrying Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2007
Available-for-sale	1,416,055	346,712	—	1,762,767

	1,416,055	346,712	—	1,762,767

December 31, 2008
Held for trading	495,654	—		495,654
Available-for-sale	1,051,838	68,170	—	1,120,008

	1,547,492	68,170	—	1,615,662

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

6. Marketable Securities (Continued)

        The available-for-sale and held for trading at December 31, 2008, by contractual maturity, are shown below:

	Available for sale		Held for trading
	Carrying Cost			Total Fair Value
Maturity periods		Fair Value	Fair Value
Due in less than one year	781,506	849,676	495,654	1,345,330
Due in one to three years	128,579	128,579	—	128,579
Due in three years to five years	44,743	44,743	—	44,743
Due after five years	97,010	97,010	—	97,010

Total	1,051,838	1,120,008	495,654	1,615,662

        The financial investments used by the Company are subject to typical market fluctuations, credit risks, systems risks, adverse liquidity situations and atypical negotiations in the respective operating markets and even with risk management systems there is no assurance of complete elimination of losses.

  Held for trading

        The securities held for trading are represented by the portfolio of investments in an exclusive investment fund in local currency, composed basically of Bank Deposit Certificates (CDB), National Treasury Bills, which are bought and sold frequently. The financial obligations of these funds are limited to the management fee and management expenses.

  Available for sale

        The securities classified as available for sale, are principally its investments carried by its sole foreign currency investment fund, shares in BMF&Bovespa and National Treasury Notes, which the Company does not have current expectations to trade actively.

  Foreign currency investment fund (Available for sale)

        The investment fund in foreign currency has project financing with first-line financial institutions rated in accordance with the risk classification prepared by specialized rating agencies. At December 31, 2008 and 2007 the fund had financing raised from financial institutions that are custodians of credit linked notes in the amounts of R$157,073 and R$354,739, respectively, recorded under loans and financing. The exclusive quota holders of this fund are Sadia and its subsidiary Wellax.

        In September 2008, with the worsening of the international financial crisis, Lehman Brothers Bank, whose risk was part of one of the structured notes of the Company's investment portfolio, entered in default. As a result, the Company received securities of this institution in exchange for the principal invested. As from this date the investment portfolio for the fund underwent significant changes in its composition.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

6. Marketable Securities (Continued)

        With the increase in the volatility of financial assets on the international market, the mark-to-market value of these securities, as well as other assets of the fund, totalled a loss of R$512,721 in the year ended December 31, 2008, which was recognized in the statement of income as it has been considered other than temporary under "interest and charges on U.S. dollar debt", presented in Note 26.

        The financial operations portfolio, as well as a description of the main financial instruments used by the exclusive fund in a foreign currency, is presented as follows:

	Consolidated
	2008	2007
Credit linked notes	391,509	743,680
Collateral and margin	99,590	344,487
Swap range accrual	(73,112)	3,482
Money market	7,009	77,419
Other assets	10,106	42,515

	435,102	1,211,583

  Credit Linked Notes—CLN's

        Credit notes issued by financial institutions abroad, divided into three types of risk, as follows: a) Brazil risk; b) large Brazilian companies risk; and c) first tier American and European financial institutions risk. These structured notes paid periodic interest (Libor + spread); however, if any of these companies, financial institutions or governmental institutions entered into default, the Company delivers the principal and receives securities of the company or institution in default.

  Collateral and margin

        Initial guarantee required by the counterparty, in the structuring of swap operations with credit risk (Brazil Risk) or tied to a determined security.

  Swaps

  "Range Accrual Libor"

        Operations structured on a notional value, where the Company receives on a six month basis interest (Libor + spread), when Libor is within a range of 1.5% to 6% p.a., and pays a prefixed interest rate. If Libor is outside this range there is no accrual of interest.

  "Brazil Credit default swap—CDS 5Y"

        Structured operations on a notional base, where the Company receives on a six-month basis interest (CDS + spread), when the Brazil credit default swap—CDS 5Y is within 20 and 350 basis points, paying periodic interest. If the Brazil risk is outside this range there is no receipt of interest.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

7. Accounts and Notes Receivable, Net

	2008	2007
Customer
Domestic	750,644	606,037
Export, mainly denominated in U. S. dollars	344,085	235,424
Allowance for doubtful accounts	(9,100)	(7,112)

	1,085,629	834,349

        The changes in the allowance for doubtful accounts are as follows:

	2008	2007	2006
Balance at the beginning of the year	(7,112)	(14,934)	(10,591)
Amounts charged to expense	(8,789)	(2,359)	(6,435)
Write offs	6,801	10,181	2,092

Balance at the end of the year	(9,100)	(7,112)	(14,934)

        The Company and its subsidiaries abroad (Sadia International Ltd. and Wellax Food Comércio de Produtos Alimentares Lda.) entered and amended the Insured Receivables Purchase Agreement selling its export receivables up to a limit of US$200 million, with interest rate of 0.26% + LIBOR. Credit Insurance covering 90% of the value of the receivables was taken out with third parties and the beneficiaries in the event of Default are the contracting financial institutions.

        Under this agreement, the Company retained servicing responsibilities, such as collection. At December 31, 2008, the receivables sold under this agreement amounted to R$446,617 (R$354,260 in 2007).

        During the year ended December 31, 2008, the Company received cash proceeds of approximately R$4,340 million (R$3,578 million in 2007) and incurred expenses of R$12 million (R$16 million in 2007 and R$14 million in 2006) with respect to this agreement. The Company had no credit losses on the sale of the receivables under this agreement for December 31, 2008, 2007 and 2006.

        During 2008, 2007 and 2006, no single customer or group represented more than 10% of consolidated sales or accounts and notes receivable.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

8. Inventories

	2008	2007
Finished goods	787,326	336,180
Live stock and poultry	439,999	291,521
Raw materials	252,416	208,216
Work in process	219,183	226,669
Packing material	52,607	44,945
Stock in transit	2,500	308
Supplies in warehouse and other	56,144	36,138

	1,810,175	1,143,976

9. Recoverable Taxes

	2008	2007
Value-added state sales tax—ICMS	336,707	233,079
Value-added tax—IVA	51,001	65,966
PIS and COFINS	227,343	95,906
Federal excise tax—IPI	44,072	43,916
Income tax withheld at source and advanced income tax	117,370	25,629
INSS	17,176	26,545
Other	317	52

Total	793,986	491,093
Current portion	(441,818)	(325,868)

Non current portion	352,168	165,225

  Value-added state sales tax—ICMS

        Composed of credits generated by the commercial operations and by the acquisition of property, plant and equipment, of a number of the Company's units and can be offset with taxes of the same nature.

  Value-added tax—IVA

        Composed of credits generated by the commercial operations in the foreign subsidiaries, which can be compensated with taxes of the same nature or cash reimbursements.

  PIS and COFINS

        Composed of credits arising from non-cumulative collection of PIS and COFINS (contributions on sales), which can be compensated with other federal taxes.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

9. Recoverable Taxes (Continued)

  Federal excise tax—IPI

        Federal excise tax—IPI credits includes the tax credit on packing and other material and the presumed IPI incentive on exports. IPI credits are recognized as a reduction of cost of raw materials used in the production process of goods produced for export and are available to be utilized against other federal taxes payable.

  Income tax withheld at source

        Income tax withheld at source represents income tax paid upon redemption of certain investments and is available to be utilized against other federal income taxes payable.

  National Institute of Social Security—INSS

        As reported in note 20, the balance relates to credits originated from the Funrural charge on operations related to the production of poultry, which can be compensated with contributions of the same nature.

10. Property, Plant and Equipment

	2008	2007
Land	106,759	96,236
Buildings	1,418,543	991,810
Machinery and equipment	1,946,550	1,462,205
Installations	827,783	480,467
Breeding stock	648,544	463,122
Software	120,315	92,584
Vehicles	17,362	17,831
Timber and reforestation	47,556	36,251
Other	2,943	1,163
Construction in progress	936,735	686,548

	6,073,090	4,328,217
Accumulated depreciation	(1,886,909)	(1,430,809)

Total	4,186,181	2,897,408

        Interest capitalized as part of property, plant and equipment was R$78,040, R$53,620 and R$44,554 for the years ended December 31, 2008, 2007 and 2006, respectively.

11. Judicial Deposits

        Judicial deposits are restricted assets of the Company placed on deposit with the court and held in judicial escrow relating to certain legal proceedings pending legal resolution.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

12. Other Intangible Assets, Net

        Intangible assets consist of the following:

	Amortizable cost amount in 2007	Acquisition in 2008	Amortization	Amortizable cost amount in 2008
Brand	3,954	—	(1,694)	2,260
Client portfolio	31,790	1,541	(4,094)	29,237
Supplier relationships	—	4,754	(3,268)	1,486

	35,744	6,295	(9,056)	32,983

        No significant residual value is estimated for these intangible assets. The following table represents the total estimated amortization of intangible assets for the next five succeeding years:

Estimated Amortization Expenses
2009	7,273
2010	4,658
2011	4,093
2012	4,093
2013	3,939
Thereafter	8,927

32,983

13. Goodwill

        The change in carrying amount of goodwill is as follows, by reportable segment:

	Processed Products	Poultry	Total
Balance as of December 31, 2005	—	32,728	32,728
Tax benefit allocated to reduce goodwill	—	(2,871)	(2,871)

Balance as of December 31, 2006	—	29,857	29,857
Tax benefit allocated to reduce goodwill	—	(2,871)	(2,871)
Goodwill relating to acquisition during 2007	23,577	—	23,577

Balance as of December 31, 2007	23,577	26,986	50,563
Goodwill relating to acquisitions during 2008	8,938	39,086	48,024
Tax benefit allocated to reduce goodwill	—	(3,263)	(3,263)
Subsequent release of valuation allowance allocated to reduce goodwill	(4,018)	—	(4,018)

Balance as of December 31, 2008	28,497	62,809	91,306

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

13. Goodwill (Continued)

        Goodwill refers to the acquisitions of Só Frango in 2005, Big Foods in 2007, Goiaves and Baumhardt in 2008 and the Company estimates its balance will be deductible for tax purposes.

14. Short-term Debt

	2008	2007
Working capital from commercial banks	2,672,734	696,116
Trade accounts receivable domestic credit facility	295,162	347,763
Bank borrowings, secured by accounts receivable	69,886	58,688

	3,037,782	1,102,567

        Working capital from commercial banks primarily relates to export financing in the amount of R$1,955,514 in 2008 (R$449,918 in 2007) are denominated in U.S. dollars with interest rates from 4.75% to 5.47% p.a. and working capital loans in the amount of R$443,273 in 2008 are denominated in Reais where R$365,285 is subject to the variation of 100% of the CDI—(Brazilian Interbank Deposit interest rate, which was 13.61% p.a. at December 31, 2008) plus interest of 3.0% p.a. and R$77,988 is subject to 108% of the CDI.

        The Company assigned an agreement to sell, from time to time, its domestic receivables to a special purpose entity, organized as an investment fund. As of December 31, 2008, the maximum amount of receivables that could be sold under such agreement was R$334,526. The receivables sold are subject to a discount cost equivalent between 95% and 104.5% of the average rate of CDI (13.61% p.a. at December 31, 2008). In 2008, the Company received cash proceeds of R$4,234 million (R$3,447 million in 2007) from the sales of domestic receivables under this agreement and incurred in interest expenses of R$32,000 for the year ended December 31, 2008 (R$28,000 in 2007). Based on the structure of this transaction, the agreement has been accounted for as a financing by the Company. As of December 31, 2008, the accounts receivable for this finance sold were R$295,162 (R$347,763 on December 31, 2007).

        At December 31, 2008 and 2007, the weighted average interest rates on short-term debt were 9.59% p.a. and 6.30% p.a., respectively.

15. Long-term Debt

	2008	2007
Foreign debt (denominated in U.S. dollars):
Export financing, composed of prepayment, payable in amount of R$329,496 in installments up to 2013, in which R$94,812 subject to LIBOR variation for 6 month deposits (3.09% in December 2008) plus annual interest of 1.75% p.a, and R$234,684 subject to LIBOR variation for 3 month deposits (2.39% in December 2008) plus annual interest of 0.60% p.a., and a line focused on the incentive for foreign trade in amount of R$1,747,158, subject to LIBOR of 3.28% plus interest of 1.17% p.a., guaranteed by promissory notes or sureties.	2,076,654	1,274,479

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

15. Long-term Debt (Continued)

	2008	2007
Funds raised on the international capitals market through the issuance of bonds to be paid in 2017 with interest of 6.88% per annum, guaranteed by endorsement.	588,267	445,869
BNDES (National Bank for Economic and Social Development), payable from 2009 to 2019 composed as follows: FINEM in the amount of R$262,539 subject to the weighted average of the exchange variation of currencies traded by BNDES—UMBNDES and fixed interest of 2.31% p.a. guaranteed by mortgage bonds and real estate mortgages and "BNDES Exim—pre shipment" in the amount of R$11,730 subject to the weighted average of the exchange variation of currencies and fixed interest of 8.69% p.a., guaranteed by promissory notes.	274,269	151,080
IFC (International Finance Corporation) for investments in property, plant and equipment, subject to interest at the rate of 11.4% p.a., guaranteed by real estate mortgages	138,517	6,312

	3,077,707	1,877,740
Local debt (denominated in reais):
Export credit note—NCE, an improved credit line for exports, payable in 2009 and 2010, in which R$1,065,477 is subject to variation of 121.22% of the CDI p.a. and R$320,730 is subject to variation of 90% of the CDI p.a., guaranteed by real estate mortgages and equipment pledge in the amount of R$758 thousand.	1,386,207	—
BNDES credit lines for investments and exports, payable from 2009 to 2015, composed as follows: FINAME in the amount of R$2,374 subject to the Long-Term Interest Rate -TJLP (6.25% p.a. in December 2008) and interest of 2.25% p.a., FINEM in the amount of R$1,128,822 subject to TJLP and interest of 3.11% p.a., guaranteed by mortgage bonds and real estate mortgages and BNDES Exim pre shipment special in the amount of R$36,668 subject to TJLP and interest of 2.64% p.a., guaranteed by mortgage bonds.	1,167,864	873,870
PESA—Special Sanitation Program of the Agroindustry to be paid in installments from 2009 to 2020, subject to the variation of the IGPM (General Market Price Index which was 9,53% p.a at December 31, 2008) plus interest of 9.89% p.a., guaranteed by endorsement and public debt securities (CTN)	162,176	144,935
Other subject to interest rate from 1% to 12% p.a.	12,562	17,093

	5,806,516	2,913,638
Less current portion of long- term debt	(1,421,771)	(225,523)

Long- term portion	4,384,745	2,688,115

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

16. Commitments, Contingencies and Guarantees

        At December 31, 2008, long-term debt maturities were as follows:

2010	1,125,841
2011	938,746
2012	663,673
2013	577,306
Thereafter	1,079,179

4,384,745

        The Company's and its subsidiaries financing agreements contain affirmative covenants regarding, among other things, provision of information, financial reporting, conduct of business, maintenance of corporate existence, compliance with applicable laws, maintenance of books and records, maintenance of insurance, payment of taxes and claims, and notice of certain events. The Company's and its subsidiaries' financing agreements also contain negative covenants, including, without limitation, limitations on the incurrence of liens, transactions with affiliates, borrow money, make investments, enter into agreements that restrict dividends or other distributions from certain subsidiaries, transactions with affiliates, cross-default provision (see note 27), dispositions of assets, consolidations, mergers, sales and/on conveyances, and changes in ownership.

  Commitments

        The Company has entered into purchase commitments for production purposes (packing) amounting to approximately R$77,000 at December 31, 2008 and is payable until 2010.

  Leasing

        The Company has non-cancelable operating lease agreements for industrial units that expire over the next four years. These leases are subject to renewal for 1 more year and do not require any penalty if the Company does not renew them. The Company does not pay executory costs, such as maintenance and insurance. The rental expenses totaled R$179,215 in 2008 (R$118,743 in 2007 and R$64,470 in 2006).

        The table below shows the future payments related to these leasing agreements at December 31, 2008:

2009	150,387
2010	148,633
2011	148,633
2012	148,633

Total	596,286

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

16. Commitments, Contingencies and Guarantees (Continued)

  Contingencies

        The Company is party to certain legal proceedings arising in the normal course of business, and has made provisions based on its best estimate of the probable losses that will ultimately be incurred. The Company believes that the provisions made are sufficient to cover probable losses. In connection with certain legal proceedings, the Company has made judicial deposits, which will only be released upon a favorable legal judgment (see Note 11).

        The Company's labor force is represented by collective bargaining agreements. All collective bargaining agreements are re-negotiated annually.

        Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

	2008	2007
Tax	28,294	26,908
Civil	10,244	15,046
Labor	28,063	31,772

	66,601	73,726

  Tax litigation

        The main tax contingencies involve the following cases:

        a)    Withholding income tax

        Provision for withholding income tax on investments of Granja Rezende amounting to R$4,371 and R$415 for other provisions.

        b)    State VAT (ICMS)

        The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Paraná totaling a probable contingency estimated at R$10,869.

        c)    Other tax contingencies

        Several cases related to payment of Social security contribution, PIS (Social Integration Program Tax), Import Duty and others totaling a provision of R$12,639.

        The Company has other contingencies of a tax nature in the amount of R$1,238,515 at December 31, 2008, which was evaluated as representing a possible loss by the legal advisors and by Company's management, therefore, no provision has been recorded. These contingencies refers mainly to questions raised regarding ICMS credits in the amount of R$652,881, IPI Credit premium, in the amount of R$298,387, and payment of social security contributions, in the amount of R$118,560 and others in the amount of R$168,687.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

16. Commitments, Contingencies and Guarantees (Continued)

  Civil litigation

        The amount provided primarily relates to claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

        The Company has other civil contingencies where the claimed amount is R$56,753, that were assessed as possible losses by the Company's legal counsel and management and therefore no provision was recorded.

        In November 2008, the Company, as well as certain individuals who were officers and/or directors of the Company during the events at issue, were named as defendants in five collective lawsuits filed in the United States District Court for the Southern District of New York, brought by investors in American Depositary Receipts (ADR) issued by the Company, alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. By order of the Court, the five lawsuits were consolidated into one single class action. The Court also appointed a group consisting of the Westchester Putnam Heavy & Highway Laborers Local 60 Benefit Funds and six individuals as Lead Plaintiffs (the "Lead Plaintiffs"), and appointed Lead Class Counsel pursuant to Section 21E of the Securities Exchange Act of 1934.

        The Lead Plaintiffs filed a Consolidated Amended Complaint on March 16, 2009 pursuant to a Scheduling Order entered by the Court on February 3, 2009 (the "Scheduling Order"). The Lead Plaintiffs purport to assert claims on behalf of a class consisting of all purchasers of the Company's American Depository Receipts ("ADRs") who purchased between April 30, 2008 and September 26, 2008 (the "Class Period"). The Consolidated Amended Complaint alleges, in substance, that the defendants failed to disclose that (1) the Company had entered into currency derivative contracts to hedge against U.S. dollar exposure that were allegedly far larger than necessary; (2) such contracts allegedly violated the Company's hedge policy; (3) the Company's financial statements were allegedly false and misleading in that they allegedly failed to account for the Company's exposure to currency market fluctuations; (4) the Company allegedly lacked adequate control and financial controls; and (5) as a result, the Company's statements about its financial well-being and future business prospects were allegedly lacking in any reasonable basis when made. Plaintiffs claim that the defendants wrongful acts, false and misleading statements and omissions, and the decline in the market value of the Company's securities, caused them and other members of the purported class to suffer damages in connection with their purchases of the Company's securities during the Class Period. No actual damage amount is specified in the Consolidated Amended Complaint.

        Pursuant to the Scheduling Order, the Company responded to the Consolidated Amended Complaint on April 27, 2009 by filing a motion to dismiss for failure to state a claim pursuant to Rule 12(b)6 of the Federal Rules of Civil Procedure. In the motion, the Company asserts that the Consolidated Amended Complaint should be dismissed for failure to state a claim as a matter of law under the Federal securities laws. Plaintiffs filed their responsive papers on June 1, 2009. Pursuant to the Scheduling Order, the Company filed its reply on June 22, 2009.

        The Company intends to contest these lawsuits vigorously. At this preliminary stage in the proceedings, the Company does not express a judgment as to the outcome of the motion to dismiss, the

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

16. Commitments, Contingencies and Guarantees (Continued)

ultimate outcome of the case, or the range of potential loss. As it is not currently possible to determine the probability of an eventual loss and the amounts involved, no provision was recorded.

  Labor claims

        There are approximately 3,270 labor claims against the Company. These claims are mainly related to overtime, and health exposure or hazard premiums, none of the amounts provided involve a significant amount on an individual basis. The total amount of such labor claims amount to R$67,572 and a provision of R$28,063 has been provided in the accompanying financial statements based on historical information and represents the Company's best estimate of the ultimate loss that will be incurred.

  Guarantees

a.
The Company provides guarantees to loans obtained by certain out growers located in the central region of the Brazil as part of a special development program for that region. Such loans are used to improve the out growers farms installations and will be repaid in 10 years. The loans guaranteed by the Company amount to R$525,485 (R$229,700 at December 2007) and based upon the provisions of FIN 45 the fair value of the non-contingent obligation of such guarantees in the amount of R$100,928 (R$6,335 at December 2007) has been provided for.

b.
The Company is a guarantor for a loan taken out by Instituto Sadia de Sustentabilidade from the National Bank for Economic and Social Development (BNDES). The object of this loan is to set up biodigesters on the properties of the rural producers that are taking part in the Sadia's integration system, within the ambit of the Sadia sustainable pig breeding program, seeking a mechanism for clean development and reduction in emission of carbon gases. The total amount of these guarantees at December 31, 2008 was R$79,670 (R$51,809 on December 31, 2007) and based upon the provisions of FIN 45 the fair value of the non-contingent obligation of such guarantees in the amount of R$11,215 has been provided for.

c.
The Company offered a lien on the industrial property it owns in the city of Concórdia, state of Santa Catarina, as a guarantee to a notice of collection from the Federal Revenue Service questioning the compensation in prior years of R$74 million in IPI premium credit against other federal taxes, which the right was given to the Company (a right recognized by the final and unappealable decision). Management and its legal advisors deem this charge to be misplaced and to prevent this dispute from prejudicing the Company's image and rights, a writ of mandamus was filed under which an injunction was obtained staying this notice of collection.

17. Shareholders' Equity

        Brazilian Corporate Law permits the use of appropriated and unappropriated retained earnings to increase capital. Such a capital increase must be approved by the Company's Board of Directors. The allocation of the capital increase between preferred and common shares is proportional to the number of shares outstanding, regardless of type.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

17. Shareholders' Equity (Continued)

        The preferred shareholders may not vote at shareholders' meetings but have the right to receive priority in repayment of their stated capital, in the case of liquidation.

        On July 30, 2008 the Company sold 4,700,000 preferred shares and acquired 4,700,000 common shares of its own treasury shares, from the 5,000,000 shares authorized by the Board.

        Subscribed and paid-in capital is represented by the following shares with no par value, at December 31, 2008, 2007 and 2006:

	2008	2007	2006
Common shares	257,000,000	257,000,000	257,000,000
Preferred shares	426,000,000	426,000,000	426,000,000

Total shares authorized and issued	683,000,000	683,000,000	683,000,000
Common shares in treasury	(4,700,000)	—	—
Preferred shares in treasury	(5,349,288)	(10,259,288)	(5,924,288)

Total outstanding shares	672,950,712	672,740,712	677,075,712

        The Company's by-laws provide to pay a mandatory dividend to common and preferred shareholders of at least 28% of annual net distributable income determined in accordance with Brazilian Corporate Law. From 1997 to 2004, preferred shareholders were entitled to receive a dividend per share 10% higher than common shareholders.

        On December 15, 2005, in an extraordinary general shareholder's meeting, the right for preferred shares to be included in a potential public offering for sale of the Company's control (Tag along) was approved, and the shareholders holding preferred shares were guaranteed a minimum price equal to 80% of the amount paid for a share with voting rights, which is part of the controlling block, substituting/excluding item b) of article 12 of the by-laws that granted an advantage for receipt of dividends by holders of preferred shares at least 10% higher than those attributed to the holders of common shares, therefore making equal the remunerations attributed to the common and preferred shares in terms of dividends. This approval was ratified in a Special Meeting of Preferred Shareholders by 57.12% of the total number of preferred shares holders.

        Brazilian Corporate Law permits the payment of dividends only in reais, limited to the amounts of research and development and expansion reserves of appropriated retained earnings and unappropriated retained earnings in the financial statements prepared in accordance with Brazilian Corporate Law. At December 31, 2008 and 2007 the Company had in its statutory books the following amounts:

	2008	2007
Appropriated retained earnings:
Research and development reserve	—	71,843
Expansion reserve	—	836,747

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

17. Shareholders' Equity (Continued)

        Dividends paid per thousand shares in R$ were as follows:

	2008	2007	2006
Preferred	363.32	189.61	287.12
Common	363.32	189.61	287.12

        Brazilian Corporate Law and the Company's by-laws require that annual appropriations be made to certain reserves (appropriated retained earnings). These comprise mainly (a) 5% of net income (statutory accounts) must be transferred to a legal reserve until such reserve reaches 20% of capital stock under Brazilian GAAP; (b) appropriation of 15% to a research and development reserve which is general reserve for support development of the Company's operations; (c) appropriation from 15% to 60% to a expansion reserve. The legal reserve cannot be used to distribute dividends to shareholders.

        The components of appropriated retained earnings at December 31, 2008 and 2007 under statutory books were as follows:

	2008	2007
Legal reserve	—	72,238
Research and development reserve	—	71,843
Expansion reserve	—	836,747

	—	980,828

18. Stock Option Plan

        The Company has a stock option plan, which contemplates nominative ordinary and preferred shares issued by the Company, available in treasury. The plan is managed by a Management Committee, composed of the Chief Executive Officer and the Human Resources Committee of the Board of Directors.

        The price for exercising the options does not include any discount and will be based on the average value of the quotation for the share in the last three days of trading on the São Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date and the exercise date of the option. The vesting period, during which the participant cannot exercise their rights to purchase the shares, will be three years as from the option granting date. The participants will be able to fully or partially exercise their purchase rights after the vesting period within a maximum period of 2 years, and only after this period has expired will lose the right to the options not exercised.

        Under the plan regulations, the preferred shares will be reacquired and earmarked in treasury for this sole purpose.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

18. Stock Option Plan (Continued)

        The composition of the options granted is presented as follows:

				Quantity		Price of shares
	Date
				Granted Options	Outstanding Options	Grant date	Update— INPC
Cycle	Grant	Start	Final
2005	06/24/05	06/24/08	06/24/10	2,200,000	1,490,000	4.55	5.32
2006	09/26/06	09/26/09	09/26/11	3,520,000	2,990,000	5.68	6.46
2007	09/27/07	09/27/10	09/27/12	5,000,000	4,795,000	10.03	10.89

        Considering the provisions of SFAS 123R, as the option price contains an inflation index (INPC) that is considered an other condition, the fair value of the option in the amount of R$8,067 (R$14,763 in 2007) has been classified in stock option, non-current liability and the compensation expense as general and administration expense. Compensation expense is charge to profit and loss on straight line basis over the vesting period of the options. The compensation expense amount to R$5,325 in 2008, R$12,788 in 2007 and R$2,930 in 2006.

        The fair value of stock-based awards was estimated based on the following assumptions for the year ended December 31, 2008, 2007 and 2006:

	December 31, 2008		December 31, 2007		December 31, 2006
Expected term (in years)		5		5		5
Interest rate for the period		12.4%		9.9%		13%
Volatility		76.41		43.61		44.39
Dividend yield		3.0%		3.3%		3.5%
Expected inflation for the period		26.95%		22.11%		25.80%
Weighted-average fair value at grant date	R$	1.14	R$	3.51	R$	2.77

        Expected Term—The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on the assumption that the officers will exercise their options close to the expiration dates of each plan.

        Expected Volatility—The Company uses the trading history and implied volatility of its preferred stock in determining an estimated volatility factor when using the Black-Scholes option-pricing formula to determine the fair value of options granted.

        Expected Dividend—The Company uses the payments history per stock dividends for the expected dividend value factor when using the Black-Scholes option-pricing formula to determine the fair value of options granted.

        Estimated forfeitures—When estimating forfeitures, the Company considers voluntary and involuntary termination behaviors as well as analysis of actual options forfeitures.

        Risk-Free Interest Rate—The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on Interbank Bank Certificated rate—CDI.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

18. Stock Option Plan (Continued)

        Inflation—Expected inflation determined based on the information available with BACEN (Brazilian Central Bank).

        As of December 31, 2008 the amount of R$2,499 related to the unrecognized compensation cost related to stock options is expected to be recognized from 1.0 to 1.8 years. The Company currently has shares in treasury, which are sufficient to cover future stock option exercises.

        Stock option activity for the year presented is as follows:

	Shares in thousands	Weighted-average expected exercise price	Intrinsic value
Outstanding as of December 31, 2007	9,955	8.74	—
Grants of options	—	—	—
Exercises	(210)	6.53	6.54
Forfeitures or expirations	(470)	—	—

Outstanding as of December 31, 2008	9,275	9.81	—

        As of December 31, 2008, the Company had 1,490,000 vested and exercisable options with a fair value of R$1,445.

        The exercisable options and the options to be vested in the future do not have intrinsic value as of December 31, 2008 as the current market price does not exceed the exercise price.

19. Net Income (Loss) per share

        The table below reconciles basic weighted average shares outstanding to diluted weighted average shares outstanding.

	2008		2007		2006
	Common	Preferred	Common	Preferred	Common	Preferred
Basic weighted average shares outstanding	254,650,000	418,195,712	257,000,000	417,908,212	257,000,000	421,785,712
Effect of dilutive securities—stock options	—	—	—	4,593,659	—	1,782,402

Diluted weighted average shares outstanding	254,650,000	418,195,712	257,000,000	422,501,871	257,000,000	423,568,114

        As of December 31, 2008 all outstanding options to acquire 9,275,000 shares were anti-dilutive as the Company reported a net loss. These shares could potentially dilute basic EPS in the future.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

20. Income Taxes

        Income (loss) before provision for income taxes was as follows:

	2008	2007	2006
Domestic	(1,505,372)	423,291	199,814
Foreign	(1,716,094)	549,248	188,902

	(3,221,466)	972,539	388,716

        A break-down between domestic and foreign income and social contribution tax (expense) benefit for the year is as follows:

	2008	2007	2006
Domestic:
Current	(21,583)	(77,477)	(10,519)
Deferred	724,871	(48,581)	(16,936)

	703,288	(126,058)	(27,455)
Foreign:
Current	(4,892)	896	(448)
Deferred	3,420	(6,416)	(1,181)

	(1,472)	(5,520)	(1,629)

Income tax benefit (expense)	701,816	(131,578)	(29,084)

        Brazilian income taxes consist of federal income tax and social contribution. The 2008, 2007 and 2006 statutory rates for these taxes were as follows:

Federal income tax	25.00%
Social contribution tax	9.00%

Combined statutory rate	34.00%

        Because the Company is engaged in rural activities, certain related investments can be depreciated for tax purposes on an accelerated basis and the resulting tax losses may be offset against profits generated in other activities.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

20. Income Taxes (Continued)

        The reconciliation of income tax at the Brazilian statutory tax rates to income tax benefit (expense) is as follows:

	2008	2007	2006
Income (loss) before income taxes	(3,221,466)	972,539	388,716
Income tax benefit (expense), at Brazilian statutory tax rates	1,095,298	(330,663)	(132,163)
Tax-exempt income (loss) in foreign subsidiary	(584,392)	180,329	63,046
Non-taxable (nondeductible) foreign currency exchange (loss)	182,621	(33,883)	5,715
Benefit from deductibility of interest attributed to shareholders' equity (Note 3 k)	30,995	53,453	41,869
Exempted financial results	(33,155)	—	3,432
Stock-options	1,811	(4,348)	(900)
Realized income tax contingency charged to income tax expense	—	—	(4,124)
Tax incentive	8,012	6,967	—
Valuation allowance for deferred tax assets	(1,443)	(2,562)	—
Other permanent differences	2,069	(871)	(5,959)

Income tax benefit (expense)	701,816	(131,578)	(29,084)

        During 2002, the Company established a new foreign subsidiary. Due to a current tax treaty, earnings generated by such subsidiary are taxed when actually distributed. As the Company intends to indefinitely reinvest the earnings of this foreign subsidiary, no deferred income tax is recorded. At December 31, 2008, this subsidiary had cumulative earnings of R$324 million that are not tax effected (R$1,467 million in 2007). If such cumulative earnings were to be distributed to the Company, approximately R$49 million of taxes would be paid.

        Deferred tax assets and liabilities comprised the following:

	2008	2007
Deferred tax assets:
Unrealized loss with derivatives	68,253	—
Provision for realization of tax credits	24,831	—
Employee bonus accrual	6,377	27,998
Accrued contingencies	30,320	31,785
Accrued employee benefit liability	26,334	22,518
Tax loss carryforwards	653,226	8,844
Property, plant and equipment	38,013	42,521
Deferred charges	43,763	28,074
Other	68,559	33,805

Total gross deferred income tax assets	959,676	195,545
Valuation allowance for deferred tax assets	(4,005)	(6,580)

Total deferred tax assets, net	955,671	188,965

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

20. Income Taxes (Continued)

	2008	2007
Deferred tax liabilities:
Property, plant and equipment	(128,207)	(131,649)
Pension plan	(247,978)	(205,064)
Fair value of available-for-sale investments	(23,178)	(117,882)
Intangible assets	(11,214)	(12,153)
Other	(7,361)	(5,372)

Total gross deferred tax liabilities	(417,938)	(472,120)

Net deferred tax (liabilities) assets	537,733	(283,155)
Current assets portion	107,525	23,553

Non current (liabilities) assets portion	430,208	(306,708)

        The Company has domestic accumulated tax loss carryforwards amounting to R$1,909,473 as of December 31, 2008, which are available to offset future taxable income, limited to 30% of taxable income in any individual year. These tax loss carryforwards can be carried forward indefinitely in Brazil. Management believes that it is more likely than not that these tax benefits will be realized within approximately 8 years.

        The Company has foreign accumulated tax loss carryforwards amounting to R$16,687 as of December 31, 2008. Tax loss carryforwards exist in Russia with no expiration dates.

        The valuation allowance for deferred tax assets established during 2008 relates mainly to its subsidiary in Russia, Concordia Ltd's. tax loss carryforwards that may not be realized based upon the Company's current year estimate of future taxable income of the subsidiary and analysis of the likelihood of realizing these loss carryforwards.

        In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and tax loss carryforwards, net of the valuation allowance at December 31, 2008.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

20. Income Taxes (Continued)

        The following presents the net change in the total valuation allowance for the years ended December 31, 2008, 2007 and 2006:

	Year ended December 31,
	2008	2007	2006
Balance at January 1,	(6,580)	—	—
Additions	(1,443)	(6,580)	—
Reductions allocated to goodwill	4,018	—	—

Balance at December 31,	(4,005)	(6,580)	—

        In July 2006, the Financial Accounting Standard Board (FASB) issued FASB Interpretation No 48 "Accounting for Uncertainty Income Taxes, an interpretation of FASB Statement 109" (FIN 48). FIN 48 provides guidance on recognition, classification and disclosure concerning uncertain income tax liabilities. The evaluation of a tax position requires recognition of a tax liability if it is more likely than not that a tax position will not be sustained upon examination. The Company adopted FIN 48 on January 1, 2007.

        The Income and social contribution taxes (long-term) consist of R$10,311 (R$9,938 in 2007) recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2003), R$9,017 of income tax and R$3,246 on contribution taxes of Concórdia S.A. CVMCC.

        A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	2008	2007
Balance at January 1	13,615	4,125
Increase related to current year tax positions	—	9,822
Decrease related to prior year tax positions	—	—
Settlements	—	(332)

Balance at December 31	13,615	13,615

        It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the extended time required to reach a settlement agreement on any decision with the taxing authorities.

        The balance of the total unrecognized tax benefits as of each year end, if recognized, would have an impact on Company's effective tax rate.

        Interest expense recognized related to uncertain tax positions amounted to R$2,814 in 2008 (interest income of R$1,013 in 2007). Total accrued interest and penalties as of December 31, 2008 and December 31, 2007 were R$8,959 and R$6,145, respectively, and were included in Income and social contribution tax payable (Long-term liabilities).

        The Company records interest related to unrecognized tax benefits in financial expenses and penalties in other operating expenses.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

20. Income Taxes (Continued)

        The Company and its subsidiaries file income tax returns in Brazil and foreign jurisdictions. The table below shows the tax years for which Sadia is subject to income tax examinations by the respective tax authorities:

Open tax years
Brazil	2004 - 2008
Europe (Portugal)	2004 - 2008
Russia	2005 - 2008

21. Risk Management and Financial Instruments

        Due to the nature of its operations, the Company is exposed to market risks, especially with respect to variations in exchange rates and credit risks. The Company's treasury policy establishes that these risks are managed by the Risk Management Department, through identifying the exposures and the correlations between the different risk factors, through the VAR (Value at Risk) calculation methodology and simulations of scenarios (stress tests), monitored by the Financial and Investments Committee, from the Executive Finance Committee, comprising officers of the Company, which includes in its responsibilities defining the management of these risks within the parameters of exposure limits and areas of decision-making authority proposed by the Finance Committee and Investor Relations (IR) of the Board of Directors, approved by the Board itself.

        The objective of the treasury policy is to determine parameters for use of derivative instruments in the hedging of operating and financial assets and liabilities exposed to variations in foreign exchange and interest rates and prices of commodities, as well as to establish credit limits with financial institutions. The responsibility for compliance with this policy is the job of the Chief Financial Officer.

        a.    Interest and exchange rate risk

        The Company is exposed to market risks arising from the volatility of exchange and interest rates. The exchange and interest rate risks on loans, financings and other liabilities denominated in foreign currency are managed jointly with the financial investments also denominated in foreign currency, and by derivative financial instruments, such as interest rate swaps (Libor for pre-fixed rate or vice versa) and future market contracts (Non Deliverable Forwards—NDFs and Options), as well as accounts receivable in foreign currencies arising from exports, which also reduce the foreign exchange exposure as a natural hedge.

        The treasury policy for exchange determines that the limit of exchange exposure must respect the lower of the following amounts: (i) 20% of the Company's net equity, or (ii) for the three months following the base date, the limit of up to 10 days of exports or for the 12 months following the base date, 50% of the net cash generation. The control and management of the exposures are conducted dynamically and are updated by market quotations in real-time, through quotation systems and the adjustments are made whenever necessary. In the operations that involve options, the control and management of the exposure take into consideration the likelihood of exercise.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

21. Risk Management and Financial Instruments (Continued)

        Within its exchange hedge strategy the Company used exchange futures contracts (non deliverable forwards, target forwards and options, mainly in US dollars), as a way of mitigating the impacts of exchange rate variations on recognized assets and liabilities and expected transactions, under financial results and gross margin.

        The technical definition of these contracts is summarized as follows:

  Non deliverable forward

        Over the counter operations for sale and/or purchase of dollars with future maturity, without initial disbursement of cash, based on a notional amount in dollars and a future strike rate. Upon maturity of the operation the result will be the difference between the contracted rate and the Ptax on maturity, multiplied by the notional base amount.

  Target forward—Short

        Over the counter operations for sale of dollars with future maturities, without initial disbursement of cash, with the following conditions: If the Ptax on the fixing date is below the strike rate for the dollar, the Company will receive the difference between the contracted rate and the Ptax, multiplied by the original base amount, where there may be a gain limiter for the Company when the difference between the Ptax and the strike rate during the maturities reaches an average R$0.50, knocking out subsequent maturities. If the dollar is above the strike rate, the Company will pay the difference between the contracted dollar and the Ptax, multiplied by double the base amount.

  Target forward—Long

        They are over the counter purchases of dollars with future maturities, without initial disbursement of cash, with the following conditions: If the Ptax on the fixing date is higher than the strike rate for the dollar, the Company will receive the difference between the contracted rate and the Ptax, multiplied by the original base amount, where there may be a gain limiter for the Company when the difference between the Ptax and the strike rate during the maturities reaches an average R$0.50, knocking out the subsequent maturities. If the dollar is below the strike rate, the Company will pay the difference between the contracted dollar and the Ptax, multiplied by double the base amount.

  Call and put options (European)

        They are across the counter or stock exchange operations where the purchaser of the call option or put option pays an initial premium upon maturity, if the difference between the contracted dollar (exercise price) and if the Ptax is positive (in the event of a call option) or negative (in the event of a put option), it will exercise its right. Not exercising the options will result in the loss of the initial premium paid on the part of the purchaser. It is the seller of the option that receives an initial premium and assumes the risk of a limited gain and an unlimited loss.

        The exchange futures contracts have monthly maturities of up to 09 months and establish a margin call or bank guarantee in case the position is unfavourable to the Company. At December 31, 2008, the

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

21. Risk Management and Financial Instruments (Continued)

receivable from counterparties was R$1,766,486 (R$87,906 in 2007) and bank guarantees in the amount of R$200,000 (zero in 2007).

        The results of the over the counter operations on the exchange future market, realized and not settled financially and the daily adjustments of positions of exchange futures contracts on the Futures and Commodities Exchange (BM&F) are recorded under foreign currency futures and interest rate swap contracts.

        By making a distinction at the inception of the contracts, the Company segregated the results from derivatives related to its operating activities and those related to its financial assets and liabilities. Consequently, a gain of R$185,442 was recorded in 2008 in operating revenue (R$206,599 in 2007 and R$45,935 in 2006) and a loss of R$2,551,255, was recorded in foreign currency exchange gain (loss), net (gains of R$24,446 in 2007 and R$38,625 in 2006). These contracts are separated and defined as operating or financial according to their specific objective.

        The derivative instruments were recognized in the financial statements at their fair value. At December 31, 2008 and 2007, the nominal amounts and the average contracted rates outstanding, exposed to the variation of the US dollar, as well as the respective fair value, are presented as follows:

	Consolidated 12/31/08
	Notional
	Original(1) US$ thousand	Exposure(2) US$ thousand	Average Rate R$/US$	Fair Value R$ thousand
Future contracts—US$
Non Deliverable Forward	295,000	295,000	2.33	(11,726)
Target Forward	1,490,000	2,980,000	1.78	(1,774,298)
Short call option	751,667	751,667	1.91	(331,546)

Short position—US$	2,536,667	4,026,667	1.85	(2,117,570)
Non Deliverable Forward	2,967,667	2,967,667	2.36	(1,366)
Target Forward	320,000	80,000	1.79	45,666
Long call option	491,667	491,667	1.80	97,073

Long position—US$	3,779,334	3,539,334	2.27	141,373

Net position—US$	1,242,667	487,333		(1,976,197)

Options—US$
Long put option—US$	700,000	—	1.75	(14,350)
	Euro thousand		Euro/US$
Future contracts—Euro
Long call option	(50,000)	(50,000)	1.47	(8,611)

Fair value				(1,999,158)

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

21. Risk Management and Financial Instruments (Continued)

Payable/receivable foreign currency futures and interest rate swap contracts

	R$ thousand
	Exchange	Interest	Total
Receivable	470,156	343,163	813,319
Payable	2,705,399	71,655	2,777,054

(1)
Original notional

(2)
Considers the likelihood of settlement based on the foreign currency futures

	Consolidated 12/31/07
	Notional
	Original(1) US$ thousand	Exposure(2) US$ thousand	Average rate R$/US$	Fair Value R$ thousand
Future contracts—US$
Non Deliverable Forward	380,000	380,000	2.00	57,355
Target Forward	347,500	347,500	1.95	30,505

Short position—US$	727,500	727,500	1.97	87,860
Target Forward	390,000	572,500	1.81	11,952
Long call option	250,000	250,000	1.95	—

Long position—US$	640,000	822,500	1.87	11,952

Net position—US$	87,500	95,000		99,812

	Euro thousand		Euro/US$

Future contracts—Euro
Short futures	131,500	131,500	1.48	(15,756)
Long futures	105,000	105,000	1.41	20,546
	Pound thousand		Pound/US$

Future contracts—Pound
Short futures	67,500	67,500	2.06	(5,223)
Long futures	20,000	20,000	1.99	2,211

Fair value				101,590

Payable/receivable foreign currency futures and interest rate swap contracts

	R$ thousand
	Exchange	Interest	Total
Receivable	185,846	—	185,846
Payable	59,978	45,467	105,445

(1)
Original notional

(2)
Considers the likelihood of settlement based on the foreign currency futures

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

21. Risk Management and Financial Instruments (Continued)

        The maturities of the exchange futures contracts and US dollar options put and call positions, as well as the counterparts of the operations outstanding on the base date of December 31, 2008 presented (in US$ thousand):

	Short position—Original notional				Long position—Original notional
Maturity	Non Deliverable Forward	Target Forward	Short call options	Short position	Non Deliverable Forward	Target Forward	Long call options	Long position
January, 2009	245,000	220,834	378,333	844,167	2,594,333	40,000	441,667	3,076,000
February, 2009	10,000	220,834	53,333	284,167	53,333	40,000	50,000	143,333
March, 2009	10,000	220,834	53,333	284,167	53,333	40,000	—	93,333
April, 2009	5,000	220,833	53,333	279,166	53,333	40,000	—	93,333
May, 2009	5,000	220,833	53,333	279,166	53,333	40,000	—	93,333
June, 2009	5,000	215,833	53,334	274,167	53,333	40,000	—	93,333
July, 2009	5,000	115,833	53,334	174,167	53,333	40,000	—	93,333
August, 2009	5,000	54,166	53,334	112,500	53,333	40,000	—	93,333
September, 2009	5,000	—	—	5,000	—	—	—	—

	295,000	1,490,000	751,667	2,536,667	2,967,664	320,000	491,667	3,779,331

        The Company uses swap contracts as a way of mitigating the impacts of the interest rate variations on financial assets and liabilities, recorded under financial results.

        Swap contracts are recognized at their fair value and are recognized in the financial statements under amounts receivable from futures contracts and amounts payable for futures contracts. The technical definition of these contracts is summarized as follows:

  Rate exchange swap—CDI vs. CDI + US dollar

        Over-the-counter project financing with Banco Santander for an index swap on the (notional) base value, where the Company receives CDI on gains, and pays CDI + variation of the US dollar on losses, if the US dollar surpasses R$2.00. As from December 2008 there is no longer any exchange risk.

  Libor swap range accrual

        Over-the-counter project financing with HSBC and Standard Bank, on the (notional) base value, where the Company receives six-monthly interest on gains when the six-month LIBOR stays within the range from 2.25% to 7.15% p.a., paying prefixed six-monthly interest on losses. If the LIBOR is outside this range, there is no receipt of interest. The aim of this operation is to reduce the cost of the debt indexed to the LIBOR.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

21. Risk Management and Financial Instruments (Continued)

        At December 31, 2008 and 2007, the notional amounts, contracted rates and amounts receivable and payable outstanding, as well as their respective fair values, are shown as follows:

	Consolidated December 31, 2008
	Notional
	Original US$ thousand	Original R$ thousand	Rate	Fair Value R$ thousand
Interest swaps
Range accrual swap—US$	200,000	—	Libor × Pré	(66,746)
Interest swap CDI × CDI	100,000	—	CDI × CDI	99

Fair value				(66,647)

	Consolidated December 31, 2007
	Notional
	Original US$ thousand	Exposure US$ thousand	Rate	Fair Value R$ thousand
Interest swaps
Interest swap CDI × Pré	3,157	3,157	CDI × Pré	(6)
Range accrual swap—US$	450,000	450,000	Libor × Pré	(42,335)

Fair value				(42,341)

        b.    Credit risk

        The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments. The Company limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions with a minimum of rating of "Investment Grade" and that operate within the limits pre-established by the risk, credit and financing committees. The criteria for maximum net exposure per financial institution (financial assets less financial liabilities) may not be greater than the lower of 10% of the financial institution's net equity or the company's equity.

        The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing 10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios. Generally, the Company does not require a guarantee for sales; however it has contracted an insurance credit policy to its domestic receivables.

        c.    Grain purchase price risks

        The Company's operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of animal feed for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company maintains its risk management

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

21. Risk Management and Financial Instruments (Continued)

strategy, operating preponderantly through physical control, which includes acquiring grain at fixed prices and fixing it, pegged to commodity futures contracts (grain). The Company has a Commodities Committee and Risk Management, composed by the chief executive officer and financial and operational executives, whose aim is to discuss and decide on the company's strategies and positioning with respect to the various risk factors that impact the operating results.

        The Company does not have outstanding exchanged traded commodities derivatives contracts at December 31, 2008. The Company has open-purchases non-fixed price contracts obligations in the amount of R$183,845, as of December 31, 2008 classified as Suppliers under Current liabilities.

        The Company used the following methods and assumptions to estimate the disclosure of the fair value of its financial instruments as of December 31, 2008 and 2007:

        Investments in debt securities:    The market values of investments in debt securities were calculated based on the market quotations of these securities when such information is not available, the fair value is based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risk, or based on the market quotations of these securities.

        Accounts and notes receivable and accounts payable:    The carrying amounts reported in the balance sheet for accounts and notes receivable and accounts payable approximate their fair values.

        Long and short-term debt:    The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks or based on the market quotation of these securities. The market value of BNDES financing are similar to the book values, since there are no similar instruments with comparable maturities and interest rates.

        d.    Estimated market values

        Forward futures contracts:    The fair values of the forward futures contracts were estimated based on the use of market curves that impact these instruments on the respective calculation dates, brought to present value. The effective cash settlement of the contracts occurs on the respective maturities. The Company does not intend to settle these contracts before their maturity date.

        Interest rate swap contracts:    The fair values of the interest rate contracts were estimated based on the market quotations for similar contracts. The effective cash settlement of the contracts occurs on the respective maturity dates. The Company does not intend to settle these contracts before their maturity date.

        Options contracts:    In the case of options, the pricing is done through the Black & Scholes model, which is widely used for valuing options and which takes into consideration the volatility, exercise price, interest rates and maturity period.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

21. Risk Management and Financial Instruments (Continued)

        The fair values were estimated on the balance sheet date, based on "relevant market information". Changes in the assumptions and in the operations of the financial market may significantly affect these estimates.

        The book values and the estimated fair values of the Company's financial instruments as of December 31, 2008 and 2007 are presented in the table below. The fair value of a financial instrument is the amount for which the instrument could be traded between interested parties under current market conditions.

	2008		2007
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	397,512	397,512	1,012,988	1,012,988
Receivable from counterparties	1,766,486	1,766,486	87,906	87,906
Financial liabilities:
Short-term debt	3,037,782	3,037,782	1,102,567	1,102,567
Current portion of long-term debt	1,421,771	1,421,771	225,523	225,523
Long-term debt	4,384,745	4,384,745	2,688,115	2,697,642

        The fair value hierarchy for the Company's financial assets and liabilities accounted for at fair value on a recurring basis at December 31, 2008, was:

	As of December 31, 2008
	Level 1	Level 2	Level 3	Total
Assets
Held for trading	—	495,654	—	495,654
Available-for-sale securities	84,790	1,035,218	—	1,120,008
Foreign currency future and interest rate swap contracts	—	813,319	—	813,319

Total assets	84,790	2,344,191	—	2,428,981

Liabilities
Foreign currency future and interest rate swap contracts	—	2,777,054	—	2,777,054
Non fixed contracts (Suppliers)		183,845	—	183,845

Total liabilities	—	2,960,899	—	2,960,899

Level 1—Quoted prices in active markets for identical assets

Level 2—Significant other observable

Level 3—Significant unobservable inputs

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

22. Supplementary Retirement Plan

        The Company sponsors a defined benefit pension plan that offers supplementary retirement benefits to the employees, through Attilio Francisco Xavier Fontana Foundation. The pension benefit is defined as the difference between (i) the benefit wage (update average of the last 12 participation salaries, limited of 80% of the last participation salary), and (ii) the amount of the pension paid by the National Institute of Social Security. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases. The Company provides for the costs of pension benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. The accumulated benefit obligation related to this pension plan were R$686,175 and R$799,627 at December 31, 2008 and 2007, respectively. The Company expects to contribute approximately R$2,179 to the plan during fiscal year 2009.

        The Company also provides for other retirement benefits to its employees and certain employee executives. Such benefit plans generally provide benefits payable as a single lump sum to eligible employees upon retirement. The Company intends to fund these benefits from its operations. The aggregate projected benefit obligation and the aggregate accumulated benefit obligation related to those other retirement benefit were R$66,789 and R$62,025, respectively, at December 31, 2008 and R$66,229 and R$52,702, respectively, at December 31, 2007.

        Information regarding the plans follows:

	Pension benefits		Other benefits
	2008	2007	2008	2007
Change in benefit obligation
Benefit obligation at beginning of year	868,707	759,110	57,234	63,509
Net service cost	25,181	25,081	4,627	5,830
Interest cost	91,596	83,993	6,104	6,860
Actuarial (gain) loss	(179,642)	42,592	2,767	(13,876)
Benefits paid	(44,161)	(42,069)	(3,943)	(5,089)

Benefit obligation at end of year	761,681	868,707	66,789	57,234

Change in plan assets
Fair value of plan assets at beginning of year	1,471,835	1,128,000	—	—
Actual return on plan assets	55,320	377,324	—	—
Company contributions	2,179	2,105	—	—
Participant contributions	6,444	6,475	—	—
Benefits paid	(44,749)	(42,069)	—	—

Fair value of plan assets at end of year	1,491,029	1,471,835	—	—

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

22. Supplementary Retirement Plan (Continued)

	Pension benefits		Other benefits
	2008	2007	2008	2007
Funded status
Funded status at end of year	603,128	368,890	(57,234)	(63,509)
Accumulated other comprehensive income	22,088	189,058	(1,378)	16,156
Net periodic pension cost	101,953	43,075	(12,120)	(14,970)
Company contributions	2,179	2,105	3,943	5,089

Net amount recognized	729,348	603,128	(66,789)	(57,234)

Amounts recognized in the statement of financial position
Prepaid pension plan	729,348	603,128	—	—
Accrued benefit liability	—	—	(66,789)	(57,234)

Net amount recognized	729,348	603,128	(66,789)	(57,234)

        The following projected benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension benefits	Other benefits
2009	39,528	9,198
2010	39,332	1,440
2011	39,275	1,506
2012	39,125	5,530
2013	39,003	5,464
2013 - 2018	192,559	52,493

        The pension plan weighted-average asset allocation at December 31, 2008 and 2007, by asset category, is as follows:

	2008	2007
Debt securities	80%	57%
Equity securities	12%	34%
Real estate	7%	8%
Others assets	1%	1%

	100%	100%

        The investment strategy adopted by Attilio Francisco Xavier Fontana Foundation for the pension plans sponsored by the Company is to maximize the rates of return on plan assets within an acceptable level of risk aiming to minimize the cost of providing pension benefits while maintaining adequate funding levels. Such investment strategy is revised on an annual basis. The current strategic targets are to have a pension asset portfolio comprising of 12% equity securities, 80% debts securities

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

22. Supplementary Retirement Plan (Continued)

(substantially comprised of fixed and variable income investment funds) and 7% real estate. The plan asset portfolio does not include any hedging, futures or derivative instruments.

        Part of equity securities at December 31, 2007, was entirely represented by 11,944,848 common shares and 12,688,198 preferred shares of the Company with an aggregate fair value of R$271,456 at December 31, 2007. Dividends paid by the Company on shares held by the plan were R$7,538 for the year ended December 31, 2007.

	2008	2007
Weighted-average assumptions
Discount rate	13.4%	10.8%
Expected return on plan assets	12.4%	12.4%
Rate of compensation increase	7.1%	7.1%

        The Company uses a December 31 measurement date for its plans. In developing the expected rate of return on plan assets, the Company considered the actuarial assumptions recommended by its independent actuaries, which basically reflect expectations of future returns.

	Pension benefits			Other benefits
	2008	2007	2006	2008	2007	2006
Components of net periodic benefit cost
Service cost	17,528	19,154	19,589	4,627	5,830	4,905
Interest cost	91,596	83,993	77,995	6,104	6,860	6,299
Expected return on plan assets	(180,065)	(137,839)	(126,539)	—	—	—
Amortization of transition asset	(1)	(1,882)	(1,882)	—	—	—
Amortization of prior service cost	1,442	1,442	1,442	2,128	2,128	2,128
Recognized net actuarial gain	(32,453)	(7,943)	(8,211)	(739)	152	581

Net periodic pension cost (credit)	(101,953)	(43,075)	(37,606)	12,120	14,970	13,913

23. Other operating income

        During 2007, the Company obtained recognition of the final, favorable, unappealable decision on two processes filed against the State, questioning the charge of Funrural on its poultry production, between January 1983 and November 1988. The Company recognized the tax credit for the amount of R$26,545, which, net of the legal council fees, represented by gain of R$22,032.

        On October 26, 2006, the Company obtained recognition of the final, favorable, unappealable decision on the COFINS proceedings referring to the unconstitutionality of Law 9718/98, which changed the basis for the calculation of PIS and COFINS by including operating and financial income. This matter was judged and considered unconstitutional by the Superior court of Justice on November 9, 2005. The Company has been collecting the tax in accordance with legislation and, based on the favorable decision of this proceeding, recognized in 2006 the tax credit in the amount of R$80,168, which, net of attorneys' fees, represented a gain of R$75,654.

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

24. Segment and Related Information

        The following information about segments is based upon information used by the Company's management to assess the performance of operating segments and decide on the allocation of resources. This approach is required by FASB Statement No. 131 Disclosure about Segments of an Enterprise and Related Information, and has been applied for all periods presented.

        The Company has four identifiable reportable segments: Processed products, Poultry, Pork and Beef.

        The Company evaluates segment performance based on information generated from its statutory accounting records prepared in accordance with accounting principles generally accepted in Brazil, which has been adjusted for US GAAP in the following presentation:

        a)    Segment information

	2008	2007	2006
Net operating revenue
Processed products	4,737,876	3,745,713	3,102,397
Poultry	4,552,887	3,774,731	2,872,845
Pork	715,079	624,117	494,571
Beef	372,795	334,995	309,353
Other	350,004	143,635	97,535
Adjustments for US GAAP presentation	—	130,885	(46,401)

Total net operating revenue	10,728,642	8,754,076	6,830,300

        Other net operating revenue is primarily attributable to grain and by-products and beef products operations.

	2008	2007	2006
Depreciation and amortization expense
Processed products	(172,981)	(116,679)	(92,214)
Poultry	(172,399)	(131,053)	(100,080)
Pork	(25,520)	(21,358)	(15,223)
Beef	(17,196)	(14,059)	(11,660)
Other	(9,202)	(5,555)	(4,072)

Total depreciation expense allocated to Segments	(397,299)	(288,704)	(223,249)
Depreciation allocated to administrative expenses	(17,418)	(17,451)	(17,320)
Adjustments for US GAAP presentation	13,637	59,175	35,185

Total depreciation expense	(401,080)	(246,980)	(205,384)

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

24. Segment and Related Information (Continued)

	2008	2007	2006
Segment operating income
Processed products	321,132	362,257	194,494
Poultry	303,637	248,286	100,204
Pork	33,293	46,862	35,489
Beef	13,124	3,635	11,482
Other	23,301	8,690	2,087
Adjustments for US GAAP presentation	90,965	199,512	(41,533)

Total operating income	785,452	869,242	302,223
Interest expense	(925,936)	(332,378)	(310,442)
Interest income and other	180,591	241,735	282,904
Foreign currency exchange gain (loss), net	(3,146,991)	54,056	104,219
Adjustments for US GAAP presentation	(114,582)	139,884	9,812

Income (loss) before income taxes, equity of investees and minority interest	(3,221,466)	972,539	388,716

Segment assets
Processed products	988,622	713,064	715,248
Poultry	1,952,143	1,498,736	1,018,005
Pork	677,465	390,458	275,533
Beef	123,296	134,616	104,340
Other	587,090	283,912	220,312
Adjustments for US GAAP presentation	(142,435)	(123,378)	(178,458)

Total property, plant and equipment	4,186,181	2,897,408	2,154,980
Reconciling items—corporate assets
Cash equivalents and marketable securities	3,779,660	2,369,309	2,550,602
Accounts and notes receivable, net	790,467	523,558	678,598
Inventories	1,851,020	1,168,936	1,084,454
Other corporate assets	2,909,228	1,098,791	929,259
Adjustments for US GAAP presentation	765,195	1,399,885	641,864

Total consolidated assets	14,281,751	9,457,887	8,039,757

Capital expenditures
Processed products	507,514	195,969	302,648
Poultry	640,186	614,660	367,581
Pork	314,804	136,417	143,032
Beef	6,890	44,442	7,786
Other	345,125	93,442	234,331
Adjustments for US GAAP presentation	(100,315)	(134,678)	(85,776)

Total segment capital expenditures	1,714,204	950,052	969,602

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

24. Segment and Related Information (Continued)

        b)    Export sales by region/market

	2008	2007	2006
Europe	1,237,091	1,256,325	889,171
Middle East	1,493,445	986,240	787,838
Asia	1,042,731	691,273	533,295
South America	928,237	643,770	528,453
Emerging markets (mainly Russia and other former Soviet Union countries)	883,556	946,428	719,706
Adjustments for US GAAP presentation	—	111,955	(46,426)

	5,585,060	4,635,990	3,412,037

        Revenues are attributed to regions based upon where the products are shipped.

        All long-lived operational assets are located in Brazil and assets located outside of Brazil consist of sales offices located in various countries.

        The adjustments for US GAAP presentation as demonstrated above comprise differences between the Company's statutory accounting records prepared in accordance with Brazilian GAAP and the consolidated financial statements prepared in accordance with U.S. GAAP. The primary differences relate to:

  a)
  Elimination of assets, liabilities, revenues, costs and expenses of equity method accounted investees that are accounted for using the proportional consolidation method under Brazilian GAAP;

  b)
  Reclassifications of certain assets, liabilities and income statement lines reported under Brazilian GAAP for the presentation of accompanying consolidated financial statements in accordance with US GAAP; and

  c)
  Accounting for the transfer of receivables (as disclosed in Note 7) as a financing in the accompanying consolidated financial statements rather than as a sale as accounted for under Brazilian GAAP.

25. Supplemental Disclosures of Cash Flow Information

	2008	2007	2006
Income taxes paid	85,070	67,934	3,147
Interest paid (including exchange variation)	234,906	243,870	188,065

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

26. Supplemental Interest Expense and Interest Income and Other

	2008	2007	2006
Interest expenses
Interest and charges on real debt	(280,025)	(81,798)	(53,072)
Interest and charges on U.S. dollar debt	(682,440)	(175,359)	(192,994)
Other	(87,113)	(81,099)	(64,503)

	(1,049,578)	(338,256)	(310,569)

Interest income and other, net
Interest income on cash equivalents and investments in debt securities	117,629	186,491	204,086
Gain from the sales of shares	—	165,682	—
Other	71,134	60,469	35,926

	188,763	412,642	240,012

        In 2007 the Company sold respectively, 3,827,551 shares of Bovespa Holding S.A. and 5,168,674 shares of BM&F S.A., which resulted in the amount of R$165,682 (R$107,568 net of taxes and commission, in the amount of R$55,414 and R$2,700), which was recorded as gain from the sales of shares.

27. Subsequent Events

        On May 19, 2009, the Company signed a merger agreement with Perdigão that contemplates a business combination of the two companies. In the business combination, Perdigão is to be renamed BRF—Brasil Foods S.A. (the new name for the combined company) and Sadia is expected to become a wholly owned subsidiary of BRF.

        The business combination is subject to the approval of holders of common shares of each of Perdigão and Sadia, as well as approval by antitrust authorities. A number of steps of the merger must be approved at separate extraordinary general meetings of the common shareholders of Perdigão, Sadia, and HFF Participações S.A., or "HFF," a holding company formed by the controlling shareholders of Sadia for purposes of the acquisition, are currently scheduled to take place on July 8, 2009. As a result of these meetings, if merger is approved:

  •
  Perdigão will change its corporate name to BRF—Brasil Foods S.A., move its headquarters to Itajaí in the State of Santa Catarina, and change its certificate of incorporation so that its Board of Directors has nine to 11 members and a co-chairman structure;

  •
  Concórdia Holding, parent company of Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities and of Concórdia Banco S.A., is not part of the merger and, consequently, will be sold to Sadia's shareholders before the business combination with BRF;

  •
  Holders of common shares of HFF will receive 0.166247 common shares of BRF for each share they hold without any further action by those holders; and

  •
  HFF will become a wholly owned subsidiary of BRF.

        Additional separate extraordinary meetings of the common shareholders of Perdigão and Sadia are currently scheduled to take place on August 18, 2009. As a result of these meetings, if approved,

SADIA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 2008, 2007 and 2006

(In thousands of Reais—R$, unless otherwise indicated)

27. Subsequent Events (Continued)

holders of common and preferred shares of Sadia will receive 0.132998 common shares of BRF for each common share or preferred share, respectively, they hold without any further action by those holders.

        As described above, following the merger of HFF, Perdigão will amend its certificate of incorporation to expand the Board of Directors, three of whom will be elected by the current controlling shareholders of Sadia, and are expected to serve until the 2011 annual shareholders' meeting. The Board of Directors of BRF will have a co-chairman structure, where neither of the co-chairmen will have a casting vote in the case of a tie.

        The merger between Perdigão and Sadia is conditioned upon approval by the relevant antitrust authorities in Europe and other jurisdictions and subject to review by the antitrust authorities in Brazil. Such authorities may not approve the transaction or impose significant conditions that could affect its completion, including performance of the transaction or divesture of specific subsidiaries, product lines, brands or factories. During the review period by antitrust authorities, the companies may be subject to specific obligations that require unaltered market conditions. In Europe, analysis by the relevant antitrust authorities is a pre-condition to closing of the business combination.

        The relevant antitrust authorities may decide to impose significant conditions or performance commitments on the combined company, including commitments to divest from certain businesses, risks and product lines, trademarks or production facilities, on the transaction, and the merger may be delayed or impaired because market conditions may not be altered for as long as the transaction is subject to review by regulators.

        Pursuant to the terms and conditions of certain instruments governing a portion of the Company's indebtedness in the aggregate amount of at least R$4.9 billion as of May 31, 2009, including certain derivative financial instruments, the consummation of the transactions contemplated by the proposed business combination with Perdigão may result in an event of default, a termination event or a breach of one or more covenants, as applicable. In particular, the consummation of the transactions contemplated by the proposed business combination with Perdigão will result in a change of control of Sadia S.A. As a result, following the announcement of the proposed business combination with Perdigão the Company has engaged in discussions with its lenders and counterparties under those debt instruments that provide for such change of control as an event of default or termination event in order to seek and to receive from such lenders and counterparties the necessary waivers or consents in accordance with the terms of the applicable debt instruments. Alternatively, if and to the extent permitted under the applicable debt instruments the Company may decide to pre-pay all or a portion of such indebtedness. In accordance with the terms of the applicable debt instruments, the Company may be required to pay a premium or a penalty to its lenders or counterparties in order to receive their waiver or consent or to pre-pay the indebtedness outstanding under such debt instruments. The Company can give no assurances as to whether any of its lenders and/or counterparties under the applicable debt instruments will agree to grant its waiver or consent or that the Company will otherwise be able to pre-pay the indebtedness outstanding under such debt instruments.